As filed with the Securities and Exchange Commission on May 24, 2012

Registration No. 333-181031

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Birks & Mayors Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada	5944	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

1240 Phillips Square

Montreal, Canada H3B 3H4

(514)-397-2501

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael Rabinovitch

Senior Vice President and Chief Financial Officer

Birks & Mayors Inc.

5870 North Hiatus Road

Tamarac, Florida 33321

954-590-9462

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Tammy Knight, Esq.

Holland & Knight LLP

515 East Las Olas Boulevard, Suite 1200

Fort Lauderdale, Florida 33301

954-525-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May 24, 2012

PROSPECTUS

For up to [            ] Class A Voting Shares at $[            ] per share, issuable upon exercise of [            ] subscription rights.

We are distributing, at no charge, to holders of our Class A voting shares and Class B multiple voting shares non-transferable subscription rights to purchase up to [            ] Class A voting shares. We refer to this offering as the “rights offering.” In this rights offering, you will receive one subscription right for every Class A voting share and Class B multiple voting share owned at 5:00 p.m., Eastern Standard time, on [            ], 2012, the record date.

For every [            ] subscription rights you receive, you will be entitled to purchase one Class A voting share at a subscription price of $[            ] per share, which we refer to as the “basic subscription privilege.” The per share subscription price was determined by our board of directors. We will not issue fractional Class A voting shares in the rights offering, and holders will only be entitled to purchase a whole number of Class A voting shares, rounded down to the nearest whole number a holder would otherwise be entitled to purchase. Subscribers who exercise their rights in full may over-subscribe for additional shares, subject to certain limitations, to the extent shares are available, which we refer to as the “over-subscription privilege.”

The subscription rights will expire and will be void and worthless if they are not exercised by 5:00 p.m., Eastern Standard time, on [            ], 2012, unless we extend the rights offering period. However, our board of directors reserves the right to cancel the rights offering at any time, for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly.

The subscription rights may not be transferred or sold. Our Class A voting shares are traded on the NYSE MKT under the symbol “BMJ.” The last reported sales price of our Class A voting shares on the NYSE MKT on May 23, 2012 was $0.93. We urge you to obtain a current market price for our Class A voting shares before making any determination with respect to the exercise of your rights.

Montrovest BV, or Montrovest, our majority shareholder, has advised us that it intends to purchase up to $3.5 million Class A voting shares in the rights offering pursuant to its basic subscription privilege and, subject to the availability of shares, its over-subscription privilege. The purchase of any shares by Montrovest would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the Registration Statement on Form F-1.

You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. As a result of the terms of this offering, shareholders who do not fully exercise their rights will own, upon completion of this offering, a smaller proportional interest in us than otherwise would be the case had they fully exercised their rights. See “Risk Factors — When the rights offering is completed, your ownership interest will be diluted if you do not exercise your subscription rights” in this prospectus for more information.

Exercising the rights and investing in our Class A voting shares involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors beginning on page  12 of this prospectus, the section entitled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 26, 2011 and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

	Per Share	Aggregate
Subscription Price	$		$5,000,000	(1)
Estimated Expenses	$	$
Net Proceeds to Us	$	$

(1)	Assumes the rights offering is fully subscribed.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [    ], 2012

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our,” “Birks” and the “Company” refer to Birks & Mayors Inc. and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights. Our business, financial condition, results of operations, and prospects may have changed since that date.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our Class A voting shares, and our business.

Exercising the rights and investing in our Class A voting shares involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 12 of this prospectus, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

What is a rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all shareholders of a company. We are distributing to holders of our Class A voting shares and Class B multiple voting shares as of 5:00 p.m., Eastern Standard time, on [            ], the “record date,” at no charge, subscription rights to purchase our Class A voting shares. You will receive one subscription right for every Class A voting share and Class B multiple voting share you owned as of 5:00 p.m., Eastern Standard time, on the record date. The subscription rights will be evidenced by rights certificates.

What is a right?

[            ] subscription rights give you the opportunity to purchase one Class A voting share for $[            ] per share. The rights carry with them a basic subscription privilege and an over-subscription privilege, as described below.

How many shares may I purchase if I exercise my rights?

For every [            ] subscription rights you receive, you will be entitled to purchase one Class A voting share for $[            ] per share. For example, if you owned 100 Class A voting shares on the record date, you would be granted 100 subscription rights and you would have the right to purchase [            ] Class A voting shares ([            ] rounded down to the nearest whole number) for $[            ] per share (or a total payment of $[            ]). You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares in street name through a broker, bank, or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue one subscription right to your nominee for every Class A voting share and Class B multiple voting share you own at the record date. [            ] subscription rights can then be used to purchase one Class A voting share for $[            ] per share. As in the example above, if you owned 100 Class A voting shares on the record date, you would receive 100 subscription rights and have the right to purchase [            ] Class A voting shares for $[            ] per share. For more information, see “What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominees?” in this section.

Will fractional subscription shares be issued?

No. We will not issue fractional Class A voting shares in the rights offering, and holders will only be entitled to purchase a whole number of Class A voting shares, rounded down to the nearest whole number a holder would otherwise be entitled to purchase.

What is the basic subscription privilege?

For every [            ] subscription rights you receive, you will be entitled to purchase one Class A voting share at the subscription price of $[            ] per share.

What is the over-subscription privilege?

If you purchase all of the Class A voting shares available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of our Class A voting shares that are not purchased by our other shareholders through the exercise of their respective basic subscription privileges, not to exceed the number of Class A voting shares available for you to purchase under your basic subscription privilege, subject to proration as discussed below. You should indicate on your rights certificate how many additional Class A voting shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient Class A voting shares are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of Class A voting shares available for sale in the rights offering, we will allocate the available Class A voting shares pro rata among each shareholder exercising the over-subscription privilege in proportion to the number of Class A voting shares and Class B multiple voting shares owned by such shareholder on the record date, relative to the number of shares owned on the record date by all shareholders exercising the over-subscription privilege. If this pro rata allocation results in any shareholder receiving a greater number of Class A voting shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such shareholder will be allocated only that number of shares for which the shareholder oversubscribed, and the remaining Class A voting shares will be allocated among all other shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all Class A voting shares have been allocated or all over-subscription requests have been satisfied, whichever occurs earlier. The actual number of Class A voting shares available for purchase pursuant to your over-subscription privilege will depend upon whether you fully exercise your basic subscription privilege and the number of Class A voting shares purchased by our other shareholders pursuant to their basic subscription privileges, but in no event will that number exceed the number of Class A voting shares available for purchase under your basic subscription privilege.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed Class A voting shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of Class A voting shares that may be available to you (i.e., for the maximum number of Class A voting shares available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your over-subscription as elected by you). For more information, see the section entitled “The Rights Offering — Over-Subscription Privilege.”

Fractional Class A voting shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your basic subscription privilege in full, the relative percentage of our Class A voting shares that you own will decrease, and your voting and other rights will be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege. For more information, see “How many Class A voting shares will be outstanding after the rights offering?” in this section.

Why are we conducting the rights offering?

We are conducting the rights offering to repay interest bearing debt under our Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest. A rights offering provides the eligible shareholders the opportunity to participate in a capital raise on a pro rata basis and minimizes the dilution of their ownership interest. Assuming all the Class A voting shares offered are sold, we expect that the gross proceeds from the rights offering will be approximately $5.0 million.

Will our officers, directors and significant shareholders be exercising their subscription rights?

Our officers, directors and greater than 5% beneficial shareholders may participate in this offering at the same subscription price per share as all other purchasers, but none of our officers, directors or greater than 5% beneficial shareholders are obligated to so participate. Montrovest has advised us that it intends to purchase up to $3.5 million Class A voting shares in the rights offering pursuant to its basic subscription privilege and, subject to the availability of shares, its over-subscription privilege. As of the record date, Montrovest would be entitled to purchase [            ] Class A voting shares pursuant to its basic subscription privilege.

Has our board of directors made a recommendation to our shareholders regarding the exercise of rights under the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise their subscription rights risk loss on their investment. We cannot assure you that the market price of our Class A voting shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see the section entitled “Risk Factors” for a discussion of some of the risks involved in investing in our Class A voting shares.

How was the subscription price of $[            ] per share determined?

The subscription price was determined by our board of directors and will be equal to the average closing price of our Class A voting shares on the NYSE MKT over the seven trading days prior to the effective date of this Registration Statement. Factors considered by the board of directors included the strategic alternatives to us for raising capital, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices of our Class A voting shares, our business prospects and the general condition of the securities market. We cannot assure you that the market price for our Class A voting shares during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the Class A voting shares purchased in the rights offering at a price equal to or greater than the subscription price.

How soon must I act to exercise my rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payment prior to the expiration of the rights offering, which is [            ], 2012, at 5:00 p.m., Eastern Standard time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your custodian bank, broker, dealer or other nominee may establish a deadline prior to 5:00 p.m., Eastern Standard time, on [            ], 2012 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Standard time, on [            ], 2012 (unless extended), whether or not we have been able to locate each person entitled to subscription rights. Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so.

May I transfer my rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away, or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient). Upon expiration of the rights offering, all unexercised rights will automatically expire.

Are we requiring a minimum subscription to complete the rights offering?

There is no minimum subscription requirement in the rights offering. However, our board of directors reserves the right to cancel the rights offering for any reason, including if our board of directors believes that there is insufficient participation by our shareholders.

How will the rights offering affect our majority shareholder’s ownership of our Class A voting shares?

On the record date for the rights offering, Montrovest beneficially owned approximately [    ]% of our outstanding Class A voting shares and Class B multiple voting shares. As a shareholder of the Company as of the record date, Montrovest will have the right to subscribe for and purchase shares of our Class A voting shares under the basic subscription privilege and the over-subscription privilege. The purchase of any shares by Montrovest upon exercise of rights, would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the Registration Statement of which this prospectus forms a part. If all of our shareholders, including Montrovest, exercise the basic subscription rights issued to them under this prospectus and the rights offering is therefore fully subscribed, Montrovest’s beneficial ownership percentage will not change. If Montrovest is the only holder of rights who exercise its rights in the rights offering and subscribes for $3.5 million of Class A voting shares we will issue an aggregate of [            ] shares of Class A voting shares to Montrovest. Under such circumstances, Montrovest’s ownership percentage of our outstanding Class A voting shares would increase to approximately [            ]%, after giving effect to this rights offering. If Montrovest decides not to participate in the rights offering, and all of our other shareholders exercise their basic subscription privileges and over-subscription privileges, we will issue an aggregate of [            ] shares of Class A voting shares. Under such circumstances, Montrovest’s ownership percentage of our outstanding Class A voting shares would decrease to approximately [            ]%, after giving effect to this rights offering.

Can the board of directors or a committee designated by our board of directors cancel, terminate, amend or extend the rights offering?

Yes. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors or a committee designated by our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. Our board of directors or a committee designated by our board of directors reserves the right to amend or modify the terms of the rights offering at any time, for any reason.

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our Class A voting shares and Class B multiple voting shares as of the close of business on the record date, based on our shareholder registry maintained at the transfer agent for our Class A voting shares and Class B multiple voting shares. If you hold your Class A voting shares through a brokerage account, bank, or other nominee, you will not receive an actual subscription rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate. It is not necessary to have a physical subscription rights certificate, if you hold your Class A voting shares through a brokerage account, bank, or other nominee, to elect to exercise your rights.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of our Class A voting shares you own will not change. Due to the fact that shares may be purchased by other shareholders, your percentage ownership will be diluted after the completion of the rights offering, unless you exercise your basic subscription privilege. For more information, see “How many Class A voting shares will be outstanding after the rights offering?” in this section.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent; and

•	deliver your properly completed and signed rights certificate, and any other subscription documents, to the subscription agent.

Please follow the payment and delivery instructions accompanying the rights certificate. Do not deliver documents to us. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Standard time, on [            ], 2012. We are not responsible for subscription materials sent directly to our offices.

If you send a payment that is insufficient to purchase the number of Class A voting shares you requested, or if the number of Class A voting shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of Class A voting shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your Class A voting shares in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. You will not receive a rights certificate. The record holder must exercise the subscription rights on your behalf for the Class A voting shares you wish to purchase.

If you wish to purchase Class A voting shares through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. However, if you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly initiate contact with that intermediary. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to the 5:00 p.m., Eastern Standard time, on [            ], 2012, which we established as the expiration date of the rights offering.

When will I receive my new shares?

If you purchase Class A voting shares in the rights offering by submitting a rights certificate and payment, we will mail you a share certificate as soon as practicable after the completion of the rights offering. One share certificate will be generated for each rights certificate processed. Until your share certificate is received, you may not be able to sell the Class A voting shares acquired in the rights offering. If your shares as of the record date were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive share certificates for your new shares. Your custodian bank, broker, dealer or other nominee will be credited with the Class A voting shares you purchase in the rights offering as soon as practicable after the completion of the rights offering.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional Class A voting shares at a subscription price of $[            ] per share.

How many Class A voting shares will be outstanding after the rights offering?

As of March 31, 2012, 3,673,615 Class A voting shares were issued and outstanding. Assuming no other transactions by us involving our Class A voting shares, no options for Class A voting shares are exercised, and that Montrovest does not exercise its right to convert its 7,717,970 Class B multiple voting shares into 7,717,970 Class A voting shares prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional [            ] Class A voting shares will be issued and outstanding after the closing of the rights offering, for a total of [            ] Class A voting shares outstanding. As a result of the rights offering, the ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privileges will be diluted.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional Class A voting shares and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described in the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares.

Will the rights be listed on a stock exchange or national market?

No, the subscription rights will not be listed on a stock exchange or national market.

How do I exercise my rights if I live outside the United States and Canada?

The subscription agent will hold rights certificates for shareholders having addresses outside the United States and Canada. To exercise subscription rights, our foreign shareholders must notify the subscription agent and timely follow other procedures described in the section entitled “The Rights Offering — Foreign Shareholders.”

What fees or charges apply if I purchase Class A voting shares?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Who is the subscription agent for the rights offering and to whom should I send my forms and payment?

The subscription agent is Computershare Trust Company, N.A. If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and subscription payment by first class mail, hand delivery, or courier service to:

If Delivering by Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	If Delivering by Hand or Courier: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Your payment of the subscription price must be made in United States dollars for the full number of Class A voting shares for which you are subscribing by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth above or by wire transfer of immediately available funds to the account maintained by the subscription agent for the purpose of accepting subscriptions under this rights offering. If you desire to make payment by wire transfer you must contact our information agent, Georgeson Inc., to receive a “Wire Authorization Form.” In the United States and Canada, you should call 1 (800) 279-6913. If you are outside the United States and Canada, you should call (212) 440-9800.

You are solely responsible for completing delivery to the subscription agent of your subscription materials. The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., Eastern Standard time, on [            ], 2012. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have any questions about the rights offering or wish to request another copy of a document, please contact our information agent, Georgeson Inc., at:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call:	All Others:
(212) 440-9800	United States and Canada: 1 (800) 279-6913 Outside United States and Canada: (212) 440-9800

For a more complete description of the rights offering, see “The Rights Offering” beginning on page 24.

How will results of the rights offering be made public?

After the completion of the rights offering, we will issue a press release providing information regarding the rights offering.

SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus.

This prospectus relates to the non-transferable subscription rights to purchase up to [            ] Class A voting shares that we are distributing, at no charge, to holders of our Class A voting shares and Class B multiple voting shares. We refer to this offering as the “rights offering.”

The Company

Birks & Mayors Inc. is a leading North American luxury jewelry brand which designs, develops, manufactures and retails fine jewelry, time pieces, sterling silver and gifts.

Further details concerning our business, including information with respect to our assets, operations and development history, are provided in our Annual Report on Form 20-F, and the other documents incorporated by reference into this prospectus. You are encouraged to thoroughly review the documents incorporated by reference into this prospectus as they contain important information concerning our business and our prospects.

Our principal executive offices are located at 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4. Our telephone number is (514)-397-2501.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information in the section entitled “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Total number of Class A voting shares available for subscription	[ ]

Securities offered	We are distributing to you, at no charge, one non-transferable subscription right for every Class A voting share and Class B multiple voting share that you own as of 5:00 p.m., Eastern Standard time, on the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of such shares.

Basic subscription privilege	For every [ ] subscription rights you receive, you will be entitled to purchase one Class A voting share at a subscription price of $[ ] per share. We will not issue fractional Class A voting shares in the rights offering, and holders will only be entitled to purchase a whole number of Class A voting shares, rounded down to the nearest whole number a holder would otherwise be entitled to purchase.

Subscription price	$[ ] per share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering.

Over-subscription privilege	If you purchase all of the Class A voting shares available to you pursuant to your basic subscription privilege, you may also choose to subscribe for Class A voting shares that are not purchased by other holders through the exercise of their basic subscription privileges. You may subscribe for Class A voting shares pursuant to your over-subscription privilege, subject to certain limitations and proration of available shares.

Record date	5:00 p.m., Eastern Standard time, on [ ], 2012.

Expiration date	5:00 p.m., Eastern Standard time, on [ ], 2012, unless we extend the rights offering period.

Use of proceeds	Although the actual amount will depend on participation in the rights offering, if the rights offering is fully subscribed for we expect the gross proceeds from the rights offering to be approximately $5.0 million.

We intend to use the net proceeds of the rights offering to repay interest bearing debt under our Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest.

All expenses associated with this rights offering will be borne by us.

Transferability of rights	The subscription rights are non-transferable during the course of the subscription period.

No Board Recommendation	Our board of directors makes no recommendation to you about whether you should exercise any rights. You are urged to make an independent investment decision about whether to exercise your rights based on your own assessment of our business and the rights offering. Please see the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our Class A voting shares.

No minimum subscription	There is no minimum subscription requirement as a condition to accepting subscriptions.

Maximum offering size	Unless our board of directors waives or changes the offering amount, we will raise no more than $5.0 million of subscription proceeds in this rights offering.

No revocation	Any exercise of subscription rights is irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional Class A voting shares at a subscription price of $[ ] per share.

Material U.S. federal income tax considerations

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your own tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

Purchase Intention	Montrovest, our majority shareholder, has advised us that it intends to purchase up to $3.5 million Class A voting shares in the rights offering pursuant to its basic subscription privilege and, subject to the availability of shares, its over-subscription privilege. However, Montrovest is not obligated to do so. As of the record date, Montrovest would be entitled to purchase [ ] Class A voting shares pursuant to its basic subscription privilege.

Extension, Cancellation, and Amendment	We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors or a committee designated by our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. We also reserve the right to amend or modify the terms of the rights offering.

Procedure for exercising rights	To exercise your subscription rights, you must take the following steps:

If you are a registered holder of our Class A voting shares or Class B multiple voting shares, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., Eastern Standard time, on [ ], 2012. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., Eastern Standard time, on [ ], 2012.

Subscription agent	Computershare Trust Company, N.A.

Information agent	Georgeson Inc.

Questions	Questions regarding the rights offering should be directed to the information agent, Georgeson Inc., toll-free in the United States and Canada at 1 (800) 279-6913, or outside the United States and Canada or if you are a bank or broker, (212) 440-9800.

Shares outstanding before the rights offering	3,673,615 Class A voting shares as of March 31, 2012.

Shares outstanding after completion of the rights offering	Assuming no outstanding options for our Class A voting shares are exercised prior to the expiration of the rights offering and the full $5.0 million is subscribed for, we expect [ ] Class A voting shares will be outstanding immediately after completion of the rights offering.

Risk factors	Shareholders considering exercising their subscription rights should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” beginning on page 12.

Fees and expenses	We will pay the fees and expenses relating to the rights offering.

Our Class A voting shares are traded on the NYSE MKT under the symbol “BMJ.” The last reported sales price of our Class A voting shares on NYSE MKT on [            ], 2012, the record date, was $[            ].

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below could cause our business, financial condition, results of operations or future prospects to be materially adversely affected. The market price of our Class A voting shares could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Rights Offering

When the rights offering is completed, your ownership interest will be diluted if you do not exercise your subscription rights.

To the extent that you do not exercise your rights and shares are purchased by other shareholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the rights offering will be diluted. If Montrovest purchases $3.5 million Class A voting shares in the rights offering pursuant to its basic subscription privilege and, subject to the availability of shares, its over-subscription privilege, and assuming no other shareholder exercises it rights in the rights offering, Montrovest will own and control [            ]% of all classes of our outstanding voting shares. However, there is no assurance that Montrovest will purchase $3.5 million Class A voting shares in the rights offering.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our Class A voting shares.

The subscription price is $[            ] per share. The subscription price was determined by our board of directors and will be equal to the average closing price of our Class A voting shares on the NYSE MKT over the seven trading days prior to the effective date of this Registration Statement. Factors considered by the board of directors included the strategic alternatives to us for raising capital, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices of our Class A voting shares, and our business prospects and the general condition of the securities market. We cannot assure you that the market price for our Class A voting shares during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the Class A voting shares purchased in the rights offering at a price equal to or greater than the subscription price.

You may not revoke your subscription exercise and you could be committed to buying shares above the prevailing market price.

Once you exercise your subscription rights, you may not revoke the exercise of such rights. The public trading market price of our Class A voting shares may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our Class A voting shares decreases below the subscription price, you will have committed to buying Class A voting shares at a price above the prevailing market price, in which case you will have an immediate, unrealized loss. We cannot assure that, following the exercise of your rights, you will be able to sell your Class A voting shares at a price equal to or greater than the subscription price, and you may lose all or part of your investment in our Class A voting shares. Until the shares are delivered to you, you will not be able to sell the Class A voting shares that you purchase in the rights offering. Certificates representing Class A voting shares purchased pursuant to the basic subscription privilege will be delivered promptly after expiration of the rights offering; certificates representing Class A voting shares purchased pursuant to the over-subscription privilege will be delivered promptly after expiration of the rights offering and after all pro rata allocations and adjustments have been completed. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

Our Class A voting shares are traded on the NYSE MKT under the symbol “BMJ,” and the last reported sales price of our Class A voting shares on the NYSE MKT on the record date of [            ], 2012, was $[            ] per share. Moreover, you may be unable to sell your Class A voting shares at a price equal to or greater than the subscription price you paid for such shares.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

Subscription rights holders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent before [            ], 2012, the expiration date of the rights offering, unless extended. If you are a beneficial owner of shares, but not a record holder, you must act promptly to ensure that your broker, bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration date of the rights offering. We will not be responsible if your broker, custodian, or nominee fails to ensure that all required forms and payments are actually received by the subscription agent before the expiration date of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Significant sales of our Class A voting shares, or the perception that significant sales may occur in the future, could adversely affect the market price for our Class A voting shares.

The sale of substantial amounts of our Class A voting shares could adversely affect the price of our Class A voting shares. Sales of substantial amounts of our Class A voting shares in the public market, and the availability of shares for future sale, including up to [            ] Class A voting shares to be issued in the rights offering, and [            ] Class A voting shares issuable as of [            ], 2012, upon exercise of outstanding options to acquire Class A voting shares under our stock incentive plans and outstanding warrants, could adversely affect the prevailing market price of our Class A voting shares and could cause the market price of our Class A voting shares to remain low for a substantial amount of time. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares were attempted to be sold within a short period of time, the market for our shares would be adversely affected. It is also unclear whether or not the market for our Class A voting shares could absorb a large number of attempted sales in a short period of time, regardless of the price at which they might be offered. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our Class A voting shares and our ability to raise additional capital. In addition, because the public float of our Class A voting shares is relatively small, the market price of our Class A voting shares is likely to be volatile, and because our Class A voting shares have limited trading volume, the trading price is likely to be highly volatile and could be subject to extreme fluctuations.

We may use the proceeds of this rights offering in ways with which you may disagree.

We intend to use the net proceeds of this offering for the repayment of interest bearing debt under our Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest. Nevertheless, we will have significant discretion in the use of the net proceeds of this offering, and it is possible that we may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds. You will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. For more information, see the section entitled “Use of Proceeds.”

We may cancel the rights offering at any time, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

The rights offering does not have a minimum amount of proceeds, which means that if you exercise your rights, you may acquire additional shares of our Class A voting shares when we may require additional capital.

There is no minimum amount of proceeds required to complete the rights offering. In addition, an exercise of your subscription rights is irrevocable. Therefore, if you exercise the basic subscription privilege or the over-subscription privilege, but we do not raise the desired amount of capital in this rights offering and the rights offering is not fully subscribed, you may be investing in a company that may require additional capital.

The subscription rights are not transferable, and there is no market for the subscription rights.

You may not sell, give away, or otherwise transfer your subscriptions rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.

Risks Related to the Company

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. In particular, the economic downturn over the past three years has lead to decreased discretionary spending, which adversely impacted the luxury retail business and lead to declining revenues and losses for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Continued adverse changes in factors affecting discretionary consumer spending could further reduce consumer demand for our products, resulting in a continued reduction in our sales and further harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debt, which in turn, could lead to an unfavorable impact on our overall profitability. Our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

We may require additional financing or capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition.

Within the last three years, the general economic and capital market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to and the cost of capital. There is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements may be insufficient to fund our future operations, including capital expenditures, or to repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our Class A voting shares. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

We have significant indebtedness, which could adversely affect our operations, liquidity and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations in proportion to our assets. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness (includes bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	September 24, 2011	March 26, 2011
Total indebtedness	$125,273,000	$112,243,000
Total stockholders’ equity	5,178,000	11,340,000

Total capitalization	$130,451,000	$123,583,000

Ratio of total indebtedness to total capitalization	96.0%	90.8%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•

require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	create additional risk to us and our shareholders if we were unable to renew our credit facilities under similar terms and conditions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

Significant restrictions on our excess borrowing capacity could result in our inability to fund our cash flow requirements needed to support our day-to-day operations.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lenders and our senior secured term loan lenders may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lenders may impose at their reasonable discretion, however, our senior secured term loan lenders’ ability to impose discretionary reserves at their reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and, based upon these reviews, our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, under the terms of our senior credit facilities, amended in June 2011, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility lenders and the senior secured term loan lenders each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans, by which if we are in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition.

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. In addition, material fluctuations in foreign currency exchange rates, resulting in a weakening of the Canadian dollar relative to the U.S. dollar, could significantly reduce our borrowing availability under our secured revolving credit facility, which is denominated in U.S. dollars, and limit our ability to finance our operations. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability, cash flow and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we purchase or manufacture, we may be required to write-down our inventory or pay our vendors without new purchases, creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment or vendor financing relationships could have a material adverse effect on our net sales, cash flows and liquidity.

Our credit business may be adversely affected by changes in applicable laws and regulations.

The operation of our credit business subjects us to substantial regulation relating to disclosure and other requirements upon origination, servicing, debt collection and particularly upon the amount of finance charges we can impose. Any adverse change in the regulation of consumer credit could adversely affect our earnings. For example, new laws or regulations could limit the amount of interest or fees we, or our banks, can charge on consumer loan accounts, or restrict our ability to collect on account balances, which could have a material adverse effect on our earnings. Compliance with existing and future laws or regulations could require material expenditures or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, and fines, either of which could have a material adverse effect on our results of operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2012, merchandise supplied by Rolex and sold through our stores accounted for approximately 26% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components may affect our manufacturing capabilities or may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our third-party suppliers, especially Rolex, or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

Fluctuations in the availability and prices of our raw materials and finished goods may adversely affect our results of operations.

We offer a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, timepieces and gifts. Accordingly, significant changes in the availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. Further, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise hedge a material portion of the price of raw materials. A significant increase in the price of these materials could adversely affect our net sales and gross margins.

We operate in a highly competitive and fragmented industry.

The retail jewelry business is highly competitive and fragmented, and we compete with nationally recognized jewelry chains as well as a large number of independent regional and local jewelry retailers and others types of retailers who sell jewelry and gift items, such as department stores and mass merchandisers. We also compete with internet sellers of jewelry. Because of the breadth and depth of this competition, we are constantly under competitive pressure that both constrains pricing and requires extensive merchandising efforts in order for us to remain competitive.

We are controlled by a single shareholder whose interests may be different from yours.

As of March 31, 2012, the Goldfish Trust beneficially owns or controls 67.8% of all classes of our outstanding voting shares, which are directly owned by Montrovest. The trustee of the Goldfish Trust is Rohan Private Trust Company Limited, or the Trustee. Dr. Lorenzo Rossi di Montelera, who is the Company’s Chairman of the Board, is a beneficiary of the Goldfish Trust. Under our restated articles, Montrovest, as holder of the Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity. Dr. Rossi, in certain circumstances, may be delegated the authority from the Trustee to vote on shares held by Montrovest.

On the record date for the rights offering, Montrovest beneficially owned approximately [    ]% of our outstanding Class A voting shares and Class B multiple voting shares. As a shareholder of the Company as of the record date, Montrovest will have the right to subscribe for and purchase shares of our Class A voting shares under the basic subscription privilege and the over-subscription privilege. The purchase of any shares by Montrovest upon exercise of rights, would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the Registration Statement of which this prospectus forms a part. If all of our shareholders, including Montrovest, exercise the basic subscription rights issued to them under this prospectus and the rights offering is therefore fully subscribed, Montrovest’s beneficial ownership percentage will not change. If Montrovest is the only holder of rights who exercise its rights in the rights offering, including its over-subscription privilege, we will issue an aggregate of [            ] shares of Class A voting shares to Montrovest. Under such circumstances, Montrovest’s ownership percentage of our outstanding Class A voting shares would increase to approximately [            ]%, after giving effect to this rights offering. If Montrovest decides not to participate in the rights offering, and all of our other shareholders exercise their basic subscription privileges and over-subscription privileges, we will issue an aggregate of [            ] shares of Class A voting shares. Under such circumstances, Montrovest’s ownership percentage of our outstanding Class A voting shares would decrease to approximately [            ]%, after giving effect to this rights offering.

The Trustee and Montrovest may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that we are controlled by one shareholder may have the effect of delaying or preventing a change in our management or voting control.

Our business could be adversely affected if we are unable to successfully negotiate favorable lease terms.

As of March 31, 2012, we had 59 leased retail stores, which includes the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate favorable lease and renewal terms.

Our strategy to develop the Birks product brand through international expansion may add complexity to our operations and may require additional capital or strain our resources and adversely impact our financial results and liquidity.

One of our strategies is to continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution. The expansion into markets outside of Canada and the United States would add complexity to our operations and may require additional capital or strain our resources and adversely impact our financial results and our liquidity. International expansion would place increased demands on our operational, managerial and administrative resources at all levels of the Company. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in our performance or could adversely affect our inventory levels. Furthermore, our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks. Any international expansion strategy could also be adversely impacted by the global economy or the economy of the region of the world in which the Company chooses to expand. If we expand internationally, we may incur significant costs related to starting up and maintaining foreign operations. Costs may include, but are not limited to obtaining prime locations for stores, setting up foreign offices and distribution centers, as well as hiring experienced management. We may be unable to open and operate new stores successfully, or we may face operational issues that could delay our intended pace of international store openings. These additional costs may require the Company to raise additional cash through the issuance of additional equity or debt financing which if the Company is not able to obtain at a sufficient level to fund the operation could negatively impact the availability of funding to operate the operations of the Company.

Hurricanes and other severe weather conditions could cause a disruption in our operations, which could have an adverse impact on our results of operations.

Our U.S. operations are located in Georgia and Florida, regions that are susceptible to hurricanes. In the past, hurricanes have forced the closure of some of our stores, resulting in a reduction in net sales during such periods. Future hurricanes could significantly disrupt our U.S. operations and could have a material adverse effect on our overall results of operations. In addition, severe weather such as ice storms, snow storms and blizzards in Canada can cause conditions whereby peak holiday shopping could be materially affected.

Terrorist acts or other catastrophic events could have a material adverse effect on Birks & Mayors.

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent. For example, in the aftermath of the terrorist attacks carried out on September 11, 2001, tourism and business travel was significantly reduced in all of our markets, which had an adverse impact on our net sales. Similarly, the SARS epidemic in Toronto, Ontario in the spring of 2003 had an adverse impact on net sales in our stores in that region. Similar future events could have a material adverse impact on our business and results of operations.

We may not be able to adequately protect our intellectual property and may be required to engage in costly litigation as a protective measure.

To establish and protect our intellectual property rights, we rely upon a combination of trademark and trade secret laws, together with licenses, exclusivity agreements and other contractual covenants. In particular, the “Birks” and “Mayors” trademarks are of significant value to our retail operations. The measures we take to protect our intellectual property rights may prove inadequate to prevent misappropriation of our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of March 31, 2012, we had 3,673,615 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

As a retail jeweler with a limited public float, the price of our Class A voting shares may fluctuate substantially, which could negatively affect the value of our Class A voting shares and could result in securities class action claims against us.

The price of our Class A voting shares may fluctuate substantially due to, among other things, the following factors: (1) fluctuations in the price of the shares of a small number of public companies in the retail jewelry business; (2) additions or departures of key personnel; (3) announcements of legal proceedings or regulatory matters; and (4) general volatility in the stock market. The market price of our Class A voting shares could also fluctuate substantially if we fail to meet or exceed expectations for our financial results or if there is a change in financial estimates or securities analysts’ recommendations.

Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of our Class A voting shares is relatively small, the market price of our Class A voting shares is likely to be volatile. There is limited trading volume in our Class A voting shares, rendering them subject to significant price volatility. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our Class A voting shares to fluctuate substantially. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued. If our Class A voting shares were similarly volatile and litigation was pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

We are governed by the laws of Canada, and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the U.S.

We are governed by the laws of Canada. A substantial portion of our assets are located outside the U.S. and some of our directors and officers are residents outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon us or our directors and officers, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Birks & Mayors and such directors or officers under U.S. federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A voting shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

If we were treated as a passive foreign investment company, or a PFIC, some holders of our Class A voting shares would be subject to additional taxation, which could cause the price of our Class A voting shares to decline.

We believe that our Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, some holders of our Class A voting shares could be subject to additional U.S. federal income taxes on gains recognized with respect to our Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse or qualified opinion from our independent auditors, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. As a non-accelerated filer, our report on the effectiveness of our internal controls over financial reporting is not subject to attestation by our independent auditors. Our management may conclude that our internal control over our financial reporting is not effective. If at any time in the future, we are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations.

If the costs and burden of being a public company outweigh its benefits, we may in the future decide to discontinue our status as a publicly traded company.

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NYSE MKT LLC, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives. As such, if it is determined in the future that the costs and efforts of being a public company outweigh the benefits of being a public company, we may decide to discontinue our status as a publicly traded or registered company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements regarding:

•	our belief that operating our stores under the Birks and Mayors brands distinguishes us from many competitors;

•

our expectation to invest an additional $7 million of capital expenditures in fiscal 2013, of which approximately 60% will be in the U.S. and 40% will be in Canada and our expectation to finance these expenditures mainly from our senior secured revolving credit facility;

•	our belief that we have the capacity to meet future anticipated growth;

•

our belief that there are numerous alternative sources for all raw materials used in the manufacture of our finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on our operations;

•	our belief that a significant increase in the price of raw material used in the manufacture of our finished jewelry could adversely affect our net sales, gross margin and earnings;

•

our belief that the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause a significant disruption in our business;

•	our belief that current relationships with our key vendors are good;

•	our belief that competition with other general specialty retailers and discounters will increase;

•

our belief that we are differentiated from most of our competitors because we offer distinctively designed, exclusive products and a selection of distinctive high quality merchandise at a wide range in price points;

•	our belief that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales;

•

our belief that competition in our markets is based primarily on the total brand experience including trust, quality, craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and to a certain extent, price;

•

our belief that our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores;

•

our belief that any change in the regulation of credit that would materially limit the availability of credit to our traditional customer based could adversely affect our results of operations and financial condition;

•	our belief that all of our facilities are well maintained and in good condition and are adequate for our current needs;

•	our belief that changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons;

•	our belief that we currently have sufficient working capital to fund our operations;

•

our belief that to the extent the economy or other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations;

•	our belief that our tax filing positions are reasonable and legally supportable;

•	our belief that relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry;

•	our belief that we are eligible for the benefits of the current income tax treaty between Canada and the U.S.;

•

our belief that our Class A voting shares should not be treated as stock of a passive foreign investment company (PFIC) for U.S. federal income tax purposes and that we expect to continue our operations in such a manner that will not be a PFIC;

•	our expectation to be classified as a PFIC for any taxable year; and

•	our expectation to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP.

These forward-looking statements are based upon information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements include the following as well as the factors under “Risk Factors”:

•

our ability to assure you that the market price for our Class A voting shares during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell Class A voting shares purchased in the rights offering at a price equal to or greater than the subscription price;

•	our ability to raise additional financing or capital;

•	our ability to fund our operations and meet our cash flow requirements needed to support our day-to-day operations;

•	our ability to successfully manage our inventory;

•	our ability to retain key personnel or replace them if they leave;

•	our ability to successfully negotiate favorable lease terms;

•	our ability to conduct business in international markets;

•	our ability to adequately protect our intellectual property;

•	our ability to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC;

•	the general economic and business conditions which affect consumer spending;

•	the availability and prices of our raw materials and finished goods; and

•	our ability to maintain positive excess availability under our senior credit facilities.

Except as required by applicable law, we undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

Although the actual amount will depend on the level of shareholder participation in the rights offering, we expect that the maximum gross proceeds from the rights offering will be approximately $5.0 million or approximately $4.8 million, net of transaction costs. We intend to use the net proceeds of the rights offering to repay interest bearing debt under our Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest. The indebtedness to be repaid was incurred in connection with $5.0 million of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These cash advance agreements are payable on demand by Montrovest once conditions stipulated in our senior credit facilities permit such payment and have an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. Accordingly, in order to allow the repayment of the cash advances, we will need to amend the senior credit facilities to permit such repayment.

CAPITALIZATION AND INDEBTEDNESS

The following table should be read in conjunction with our consolidated financial statements and related notes and other financial information contained in this prospectus. This table describes capitalization and indebtedness as of September 24, 2011, on an actual basis and as adjusted to give effect to the assumed maximum exercise of [            ] rights for net proceeds from the rights offering of approximately $4.8 million. As adjusted balances are subject to change based upon final participation in the rights offering.

	Actual	As Adjusted
	As at September 24, 2011 (U.S. dollars, in thousands)
Cash and cash equivalents	$4,337	$4,337

Bank indebtedness	73,847	73,847
Unsecured debt	5,000	241
Secured debt	46,426	46,426
Stockholders’ equity
Class A voting shares – no par value, unlimited shares authorized, 3,673,615 shares issued and outstanding, actual; unlimited shares authorized, [ ] shares issued and outstanding, as adjusted	22,283	27,042
Class B multiple voting shares – no par value, unlimited shares authorized, 7,717,970 shares issued and outstanding, actual and as adjusted	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued, actual and as adjusted	—	—
Additional paid-in capital	15,790	15,790

Accumulated deficit	(77,187)	(77,187)
Accumulated other comprehensive income	5,679	5,679

Total stockholders’ equity	5,178	9,937

Total capitalization	$130,451	$130,451

THE RIGHTS OFFERING

The Subscription Rights

We are distributing, at no charge, to the record holders of our Class A voting shares and Class B multiple voting shares as of [            ], 2012, the record date, non-transferable subscription rights to purchase Class A voting shares at a subscription price of $[            ] per share. The subscription rights will entitle the holders of our Class A voting shares and Class B multiple voting shares to purchase approximately [            ] Class A voting shares.

Each eligible holder of record of our Class A voting shares and Class B multiple voting shares will receive one subscription right for every Class A voting share or Class B multiple voting share owned by such holder as of 5:00 p.m., Eastern Standard time, on the record date. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

We intend to keep the rights offering open until [            ], 2012, unless our board of directors, in its sole discretion, extends such time or terminates the offering.

Basic Subscription Privilege

For every [            ] subscription rights you receive, you will be entitled to purchase one Class A voting share, upon delivery of the required documents and payment of the subscription price of $[            ] per share, prior to the expiration of the rights offering. You will receive one subscription right for every Class A voting share and Class B multiple voting share you owned as of 5:00 p.m., Eastern Standard time, on the record date. You may exercise all or a portion of your basic subscription privilege; however, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your over-subscription privilege.

We will not issue fractional Class A voting shares in the rights offering, and holders will only be entitled to purchase a whole number of Class A voting shares, rounded down to the nearest whole number a holder would otherwise be entitled to purchase, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Over-Subscription Privilege

If you purchase all of the Class A voting shares available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of the Class A voting shares that are not purchased by other shareholders through the exercise of their respective basic subscription privileges, not to exceed the number of Class A voting shares available for you to purchase under your basic subscription privilege, subject to proration as discussed below. If, however, over-subscription requests exceed the number of Class A voting shares available for sale in the rights offering, we will allocate the available Class A voting shares pro rata among each shareholder exercising the over-subscription privilege in proportion to the number of Class A voting shares and Class B multiple voting shares owned by such shareholder on the record date, relative to the number of shares owned on the record date by all shareholders exercising the over-subscription privilege. If this pro rata allocation results in any shareholder receiving a greater number of Class A voting shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such shareholder will be allocated only that number of shares for which the shareholder oversubscribed, and the remaining Class A voting shares will be allocated among all other shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all Class A voting shares have been allocated or all over-subscription requests have been satisfied, whichever occurs earlier. The actual number of Class A voting shares available for purchase pursuant to your over-subscription privilege will depend upon whether you fully exercise your basic subscription privilege and the number of Class A voting shares purchased by our other shareholders pursuant to their basic subscription privileges, but in no event will that number exceed the number of Class A voting shares available for purchase under your basic subscription privilege.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of Class A voting shares that may be available to you (i.e., for the maximum number of Class A voting shares available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your over-subscription as elected by you).

We can provide no assurance that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent a sufficient amount of Class A voting shares are available following the exercise of subscription rights under the basic subscription privileges.

To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty. To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Delivery of Class A Voting Shares Acquired in the Rights Offering

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate evidencing the new shares purchased as soon as practicable after the completion of the rights offering. One stock certificate will be generated for each rights certificate processed. Until your stock certificate is received, you may not be able to sell the Class A voting shares acquired in the rights offering. If, as of the record date, your shares were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares. Your custodian bank, broker, dealer or other nominee will be credited with the Class A voting shares you purchase in the rights offering as soon as practicable after the completion of the rights offering.

Reasons for the Rights Offering

Prior to approving the rights offering, our board of directors carefully considered our current and expected liquidity requirements, our expected results of operations, current market conditions, and business and capital-raising opportunities, as well as the dilution of the ownership percentage of the current holders of our Class A voting shares that may be caused by the rights offering if they do not exercise their rights in full.

After weighing the factors discussed above and the effect of the $5.0 million in additional capital, before expenses, that may be generated by the sale of shares pursuant to the rights offering, our board of directors determined that the rights offering is in our and our shareholders best interests. Although we believe that the rights offering will strengthen our financial condition, the board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Effect of Rights Offering on Existing Shareholders

The ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privileges will be diluted.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

If you hold certificates of our Class A voting shares or Class B multiple voting shares, the number of rights you may exercise pursuant to the basic subscription privilege will be indicated on the rights certificate delivered to you. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below in this section under the heading “Subscription Agent and Information Agent,” prior to the expiration of the rights offering.

Subscription by DTC Participants

We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of Class A voting shares you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your full subscription payment.

Subscription by Beneficial Owners

If you are a beneficial owner of our Class A voting shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, one subscription right will be issued to the nominee record holder for every Class A voting share and Class B multiple voting share that you own at the record date. If you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly contact your broker, dealer, custodian bank or other nominee in order to subscribe for Class A voting shares in the rights offering.

If you hold your Class A voting shares in the name of a broker, dealer, custodian bank or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Standard time, [            ], 2012 expiration date we have established for the rights offering.

Payment Method for Registered Holders

As described in the instructions accompanying the rights certificate, payments must be made in full in United States dollars for the full number of Class A voting shares for which you are subscribing by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below in this section under the heading “Subscription Agent and Information Agent.” If you desire to make payment by wire transfer you must contact our information agent, Georgeson Inc., to receive a “Wire Authorization Form.” In the United States and Canada, you should call 1 (800) 279-6913. If you are outside the United States and Canada, you should call (212) 440-9800.

Personal checks are not accepted. Payment received after the expiration of the rights offering may not be honored, and the subscription agent will return your payment to you promptly, without interest or penalty.

You should read and follow the delivery and payment instructions accompanying the rights certificate. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO BIRKS. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and other subscription documents and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send subscription materials and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate provides that the Class A voting shares are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Program Medallion Signature Program or the Stock Exchange Medallion Program, subject to any standards and procedures adopted by the subscription agent.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of our Class A voting shares, any excess subscription payment received by the subscription agent will be returned promptly, without interest or penalty.

Expiration Date and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Standard time, on [            ], 2012, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue Class A voting shares to you if the subscription agent receives your rights certificate and subscription payment after that time, regardless of when the rights certificate and subscription payment were sent by you. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent and information agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Standard time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering.

Subscription Price

The subscription price was determined by our board of directors and will be equal to the average closing price of our Class A voting shares on the NYSE MKT over the seven trading days prior to the effective date of this Registration Statement. Factors considered by our board of directors included the strategic alternatives to us for raising capital, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices of our Class A voting shares, our business prospects and the general condition of the securities market. We cannot assure you that the market price for our Class A voting shares during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the Class A voting shares purchased in the rights offering at a price equal to or greater than the subscription price.

We urge you to obtain a current quote for our Class A voting shares before exercising your subscription rights.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Subscription Agent and Information Agent

The subscription agent for this offering is Computershare Trust Company, N.A. and the information agent is Georgeson Inc. The address to which subscription documents, rights certificates and subscription payments should be mailed or delivered is:

If Delivering by Mail:	If Delivering by Hand or Courier:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

You should direct any questions or requests for assistance concerning the method of subscribing for Class A voting shares or for additional copies of this prospectus to our information agent, Georgeson Inc., at:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call:	All Others:
(212) 440-9800	United States and Canada: 1 (800) 279-6913 Outside United States and Canada: (212) 440-9800

You are solely responsible for completing delivery to the subscription agent of your subscription materials. The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., Eastern Standard time, on [            ], 2012. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent. If you deliver subscription materials in a manner different from those described in this prospectus, we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees charged by the subscription agent and information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Fractional Shares

We will not issue fractional shares. Fractional Class A voting shares resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution — such as a commercial bank, savings, bank, credit union or broker dealer — that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

•	Securities Transfer Agents Medallion Program (STAMP) whose participants include more than 7,000 U.S. and Canadian financial institutions.

•	Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.

•	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds our Class A voting shares for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should submit information and payment for shares. We expect that the exercise of subscription rights on behalf of beneficial owners may be made through the facilities of DTC. You may exercise individual or aggregate beneficial owner subscription rights by instructing DTC to transfer subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights exercised and the number of Class A voting shares subscribed for under the basic subscription privilege and the over-subscription privilege, if any, and your full subscription payment.

Beneficial Owners

If you do not hold certificates for our Class A voting shares, you are a beneficial owner of our shares. Instead of receiving a rights certificate, you will receive your subscription rights through a broker, dealer, custodian bank or other nominee. We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering.

You should contact your broker, dealer, custodian bank or other nominee if you do not receive information regarding the rights offering, but believe you are entitled to subscription rights. We are not responsible if you do not receive notice by your broker, dealer, custodian bank or other nominee or if you do not receive notice in time to respond to your nominee by the deadline established by the nominee, which may be prior to 5:00 p.m., Eastern Standard time, on [            ], 2012.

If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you. If you hold certificates for our Class A voting shares and received a rights certificate, but would prefer to have your broker, dealer, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transaction for you.

Transferability of Subscription Rights

The rights are not transferable. Should you choose not to exercise your subscription rights, you may not sell, give away, or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient). Upon expiration of the rights offering, all unexercised rights will automatically expire.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we, the subscription agent, nor the information agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for our Class A voting shares in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Shareholder Rights

You will have no rights as a holder of our Class A voting shares you purchase in the rights offering, if any, until certificates representing the shares are issued to you or until your account at your record holder is credited with the Class A voting shares purchased in the rights offering. You will have no right to revoke your subscriptions once made in accordance with the procedures set forth in this prospectus.

Foreign Shareholders

We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States and Canada or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 11:00 a.m., Eastern Standard time, at least three business days prior to the expiration of the rights offering of their exercise of such rights, and, with respect to holders whose addresses are outside the United States and Canada, provide evidence satisfactory to us, such as a legal opinion from local counsel, that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder. In addition to this prospectus, Canadian-resident shareholders will receive a Canadian Offering Memorandum which contains additional information pertinent to Canadian-resident shareholders’ investment decision. We urge Canadian-resident shareholders to carefully review the information contained in the Canadian Offering Memorandum before making any determination with respect to the exercise of their rights.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional Class A voting shares at the subscription price.

Material U.S. Federal Income Tax Consequences

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Listing

The subscription rights are non-transferable and will not be listed on a stock exchange or national market. Our Class A voting shares are traded on the NYSE MKT under the symbol “BMJ.” If we fail to meet any of the listing standards of the NYSE MKT, our Class A voting shares could be delisted by the NYSE MKT.

The last reported sales price of our Class A voting shares on the NYSE MKT on May 23, 2012, the last practicable date before the filing of this prospectus, was $0.93. We urge you to obtain a current market price for our Class A voting shares before making any determination with respect to the exercise of your rights.

Outstanding Class A Voting Shares after the Rights Offering

As of March 31, 2012, 3,673,615 Class A voting shares were issued and outstanding. Assuming no other transactions by us involving our Class A voting shares, and no options for Class A voting shares are exercised prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional [            ] of our Class A voting shares will be issued and outstanding after the closing of the rights offering, for a total of [            ] Class A voting shares outstanding. As a result of the rights offering, the ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privileges will be diluted.

Expenses of Rights Offering

The following table sets forth an estimate of the fees and expenses relating to the rights offering, all of which will be borne by us. All of the following fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$573
Legal fees and expenses	$125,000
Printing fees and expenses	$35,000
Accounting fees and expenses	$50,000
Subscription and information agent fees and expenses	$25,000
Miscellaneous fees and expenses	$5,000
Total	$240,573

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF RIGHTS OFFERING

The following summary describes the material U.S. federal income tax consequences of the receipt and exercise (or expiration) of the subscription rights or, if applicable, the over-subscription privilege, acquired through the rights offering. Please see the section entitled “Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares” for a discussion of the tax consequences of owning and disposing of Class A voting shares received upon exercise of the subscription rights. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The legal conclusions identified in this discussion are the opinion of our counsel, Holland & Knight LLP, and are based on the accuracy of the representations of factual matters made by us.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its particular circumstances or to holders that may be subject to special tax rules, including, but not limited to, partnerships or other pass-through entities, banks and other financial institutions, tax-exempt entities, employee stock ownership plans, certain former citizens or residents of the United States, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that have elected to use the mark-to-market method of accounting, persons holding subscription rights or shares of Class A voting shares as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code.

This summary applies to you only if you are a U.S. holder (as defined below) and receive your subscription rights in the rights offering, and you hold your subscription rights or shares Class A voting shares issued to you upon exercise of the subscription rights or, if applicable, the over-subscription privilege, as capital assets for tax purposes. This summary does not apply to you if you are not a U.S. holder.

We have not sought, and will not seek, a ruling from the IRS regarding the federal income tax consequences of the rights offering or the related share issuances. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or Class A voting shares and you are:

•	An individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

A corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United Sates, any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

A trust (a) if a court within the United States can exercise primary supervision over its administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds the Class A voting shares received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights and acquiring, holding or disposing of our Class A voting shares.

ACCORDINGLY, EACH RECIPIENT OF RIGHTS IN THE RIGHTS OFFERING SHOULD CONSULT THE RECIPIENT’S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCES THAT MAY RESULT FROM SUCH RECIPIENT’S PARTICULAR CIRCUMSTANCES.

Taxation of Subscription Rights

Receipt of Subscription Rights

It is the opinion of our counsel, Holland & Knight LLP, that your receipt of subscription rights pursuant to the rights offering will not be treated as a taxable distribution with respect to your existing Class A voting shares for U.S. federal income tax purposes. Under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. A common shareholder who receives a right to acquire Class A voting shares generally will be treated as having received a taxable dividend if such shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For purposes of the above, “shareholder” includes holders of warrants, options and convertible securities. The application of this rule is very complex and subject to uncertainty. However, it is the opinion of our counsel, Holland & Knight LLP, that pursuant to Section 305 of the Code and the Treasury Regulations issued thereunder, the receipt of subscription rights generally will not be taxable to a shareholder.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing Class A voting shares on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing Class A voting shares between your existing Class A voting shares and the subscription rights in proportion to the relative fair market values of the existing Class A voting shares and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing Class A voting shares and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing Class A voting shares on the date you receive the subscription rights, then you must allocate your basis in your existing Class A voting shares between your existing Class A voting shares and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights. The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including the trading price thereof.

Exercise of Subscription Rights

Generally, you will not recognize gain or loss on the exercise of a subscription right. Your tax basis in a new Class A voting share acquired when you exercise a subscription right will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a Class A voting share acquired when you exercise your subscription rights will begin on the date of exercise.

Expiration of Subscription Rights

If you allow subscription rights received in the rights offering to expire, it is the opinion of our counsel, Holland & Knight LLP, that you will not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing Class A voting shares previously allocated to the subscription rights that have expired to the existing Class A voting shares. If you allow the subscription rights to expire after you have disposed of all or a portion of your original shares, you should consult your tax advisor regarding whether you may recognize a loss on the expiration of the subscription rights.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Trading Prices

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE MKT under the symbol “BMJ.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE MKT, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price

for the Five Most Recent Full Financial Years

Fiscal year	Highest	Lowest
2012	$1.71	$0.90
2011	$6.20	$0.70
2010	$1.80	$0.26
2009	$4.33	$0.20
2008	$8.46	$3.97

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months

Month	Highest	Lowest
December 2011	$1.25	$0.94
January 2012	$1.39	$1.02
February 2012	$1.31	$1.00
March 2012	$1.19	$1.00
April 2012	$1.15	$1.00
May 2012	$1.04	$0.93

The following table sets forth, for each quarter in fiscal 2012 and 2011 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price

for Each Quarter in fiscal 2012 and fiscal 2011 and Any Subsequent Period

	Highest	Lowest
Fiscal 2012
Quarter ended March 2012	$1.39	$1.00
Quarter ended December 2011	$1.36	$0.92
Quarter ended September 2011	$1.71	$0.90
Quarter ended June 2011	$1.69	$1.10

Fiscal 2011
Quarter ended March 2011	$1.72	$1.25
Quarter ended December 2010	$1.60	$1.04
Quarter ended September 2010	$1.70	$1.00
Quarter ended June 2010	$6.20	$0.70

On May 23, 2012, the last practicable date before the date of this prospectus, the reported sales price of our Class A voting shares on the NYSE MKT was $0.93 per share. As of March 31, 2012, there were approximately 310 holders of record. This number does not include the number of persons whose stock is held in nominee or “street name” accounts through brokers.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock. You are strongly encouraged, however, to read our restated articles, amended bylaws and other agreements, all of which have been filed with the SEC.

We are authorized to issue:

•	An unlimited number of Class A voting shares without nominal or par value;

•	An unlimited number of Class B multiple voting shares without nominal or par value; and

•	An unlimited number of preferred shares without nominal or par value, issuable in series.

As of March 31, 2012 and March 26, 2011, there were 3,673,615 and 3,672,535 Class A voting shares outstanding, respectively, 7,717,970 Class B multiple voting shares outstanding (which are convertible into 7,717,970 Class A voting shares) and no shares of preferred stock outstanding. Due to the exercise of stock options, 1,080 additional Class A voting shares were issued, thereby increasing the total number of Class A voting shares by 1,080 since the beginning of fiscal year 2012.

As of March 31, 2012, we had outstanding warrants to purchase up to 382,693 Class A voting shares at exercise prices of $3.34 and $6.21. As of March 31, 2012, we had total outstanding options (with exercise prices ranging from $1.00 to $155.27 and at CDN$7.73) to purchase 713,864 Class A voting shares. As of March 31, 2012, we had total outstanding stock appreciation rights to purchase 21,737 Class A voting shares at an exercise price of $1.00. The number of Class A voting shares or other securities at the time issuable upon exercise of such warrants and options will be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization, restricted stock vest or other similar event affecting the number of outstanding shares of stock or securities.

The following description summarizes the material terms and provisions of our Class A voting shares, Class B multiple voting shares and preferred shares that we may offer from time to time. The following summary description is based on the provisions of our restated articles and amended bylaws, which are incorporated by reference, and the applicable provisions of the Canada Business Corporations Act, or CBCA. The information below is only a summary and is subject to and qualified in its entirety by reference to our restated articles and amended bylaws and the applicable provisions of CBCA.

Class A Voting Shares

The Class A voting shares have attached the following rights, privileges, restrictions and conditions:

•

Voting. Each Class A voting share will entitle the holder thereof to one vote at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act, or CBCA).

•

Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up, whether voluntary or involuntary, or other distribution of our assets among shareholders for the purpose of winding-up our affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class A voting shares or the Class B multiple voting shares, the holders of the Class A voting shares and the holders of the Class B multiple voting shares will be entitled to receive our remaining property. The holders of the Class A voting shares and the holders of the Class B multiple voting shares will rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among shareholders for the purpose of winding-up our affairs.

•

Dividends and Distributions. In addition to any dividend or distribution declared by our directors in respect of Class A voting shares, holders of Class A voting shares will be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by our directors in respect of the Class B multiple voting shares. Dividends and distributions on Class A voting shares will be payable on the date fixed for payment of the dividend or distribution in respect of Class A voting shares or, if applicable, on the date fixed for payment of any dividend or distribution in respect of Class B multiple voting shares.

•	Right of Participation in a Sale Transaction.

•

No holder of Class B multiple voting shares or group of holders of Class B multiple voting shares that are affiliates may sell, transfer or otherwise dispose of Class B multiple voting shares if, immediately following such sale, transfer or disposition of Class B multiple voting shares, such holders will control less than a majority of the total voting rights attached to the common shares issued and outstanding on the date of such sale, transfer or disposition, unless all other holders of common shares will have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by such holders pursuant to the transaction and (B) to participate in such transaction on the same terms as such holders in all other material respects, including in respect of the conditions to such transaction. Written notice of any transaction, which notice will specify the terms of such transaction and the right of all holders of common shares to participate in such transaction, will be provided to the holders of common shares by first class mail, at least twenty (20) business days prior to the consummation of such transaction.

•	Any transaction not in compliance with the paragraph above will be null and void and will not be registered in our books.

•

Notwithstanding the foregoing, none of the following will constitute a prohibited transaction: (A) any pledge, mortgage, hypothecation, lien or similar encumbrance, whether by possession or registration, of Class B multiple voting shares which creates a security interest in favor of another person or entity, and (B) any sale, transfer or other disposition of Class B multiple voting shares to Affiliates, Associates or shareholders of the transferor of such Class B multiple voting shares. For purposes of this section, an “Affiliate” means a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. For purposes of this section, an “Associate”, when used to indicate a relationship with any person, means (x) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity and (y) a spouse or child of such person.

•	Right of Participation in a Business Combination.

•

We will not consummate a Business Combination unless the holders of Class A voting shares have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the holders of Class B multiple voting shares in connection with such Business Combination and (B) to participate in such Business Combination on the same terms as the holders of Class B multiple voting shares in all other material respects, including in respect of the conditions to such Business Combination.

•

“Business Combination” for purposes of this section means, whether in one or a series of related transactions: (A) any merger, amalgamation, recapitalization or consolidation involving us, other than a merger, amalgamation, recapitalization, consolidation or similar transaction with our wholly-owned subsidiary or which is solely for the purpose of our continuance as a corporation in another jurisdiction; (B) any sale, lease, exchange, transfer or other disposition involving 50% or more of our assets and our subsidiaries, on a consolidated basis; or (C) any agreement, contract or other arrangement having the same purpose or effect as the transactions described in (A) and (B) above.

•	Transactions or Actions Requiring Special Approval.

•

In addition to any other approvals required under the CBCA, prior to consummating a Related Party Transaction, we will obtain (A) the consent of the majority of a committee of our independent directors and (B) with respect to clauses (x) and (y) of the definition of related party transaction below, the affirmative vote in favor of the approval of the Related Party Transaction by the majority of the holders of Class A voting shares (exclusive of Class A voting shares held by the Related Person (and its Affiliates and Associates) which is or would be a party to such Related Party Transaction) that cast a vote, in person or by proxy (but not including any vote that is not counted as either an affirmative or negative vote), at the annual or special shareholders meeting at which such Related Party Transaction is considered.

•

For purposes of this section, (A) “Related Party Transaction” will mean (x) consummation of a Business Combination with a Related Person; (y) amending, repealing or altering in anyway any provision of our restated articles or the amended by-laws, except for matters not having an adverse effect on the holders of Class A voting shares; or (z) the issuance, sale, exchange, transfer or other disposition (in one transaction or a series of related transactions) by us or any wholly-owned subsidiary of ours of any securities of ours or of such subsidiary to a Related Person (other than pursuant to: an employee or director stock incentive plan or other compensation arrangements approved by our compensation committee; an offering made to all holders of Class A voting shares; or a public offering); and (B) “Related Person” will mean any individual, corporation, partnership, group, association or other person or entity that, together with its Affiliates and Associates, beneficially owns Class A voting shares and/or Class B multiple voting shares which, in the aggregate, represent twenty percent (20%) or more of the total voting rights attached to the common shares issued and outstanding at the time the definitive agreement with respect to a Related Party Transaction is executed.

•

Subdivision, Consolidation, Reclassification or Other Change. No subdivision, consolidation or reclassification of, or other change to, the Class A voting shares will be carried out, either directly or indirectly unless, at the same time, the Class B multiple voting shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.

•

Equal Status. Except as otherwise expressly provided in our restated articles, Class A voting shares and Class B multiple voting shares will have the same rights and privileges and will rank equally, share ratably and be equal in all respects as to all matters.

•

Approval of Issuance. For so long as the outstanding Class B multiple voting shares represent a majority of the total voting rights attached to the common shares, we will not issue any Class A voting shares, or any security convertible into or exercisable or exchangeable for Class A voting shares, unless such issuance, or the plan or agreement under which such security is to be issued, has been approved by (i) a majority of the votes cast at a meeting of the holders of Class B multiple voting shares or (ii) unanimous written consent of the holders of Class B multiple voting shares; provided, however, such approval shall not be required for the issuance of the following:

•	Class A voting shares, options or warrants under any plan or agreement approved by us prior to June 1, 2005; or

•	Class A voting shares upon the exercise of an option or warrant issued or to be issued under any plan or agreement approved by us prior to June 1, 2005; or

•	Class A voting shares upon the conversion of Class B multiple voting shares; or

•

Class A voting shares upon the conversion, exercise or exchange of any security, obligation or other instrument for Class A voting shares if the issuance of such security, obligation or other instrument was previously approved pursuant to this paragraph.

Class B Multiple Voting Shares

The Class B multiple voting shares have the following rights, privileges, restrictions and conditions:

•

Voting. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the CBCA).

•

Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up, whether voluntary or involuntary, or other distribution of our assets among shareholders for the purpose of winding-up our affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class B multiple voting shares or the Class A voting shares, the holders of the Class B multiple voting shares and the holders of the Class A voting shares will be entitled to receive our remaining property. The holders of the Class B multiple voting shares and the holders of the Class A voting shares will rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among shareholders for the purpose of winding-up our affairs.

•

Dividends and Distributions. In addition to any dividend or distribution declared by the directors in respect of Class B multiple voting shares, holders of Class B multiple voting shares will be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by our directors in respect of Class A voting shares. Dividends and distributions on Class B multiple voting shares will be payable on the dated fixed for payment of the dividend or distribution in respect of Class B multiple voting shares or, if applicable, on the date fixed for payment of a dividend or distribution in respect of Class A voting shares.

•

Conversion by Holder into Class A voting shares. Each Class B multiple voting share may at any time and from time to time, at the option of the holder, be converted into one fully paid and non-assessable Class A voting share.

•

Subdivision, Consolidation, Reclassification or Other Change. No subdivision, consolidation or reclassification of, or other change to, the Class B multiple voting shares will be carried out unless, at the same time, the Class A voting shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.

•

Equal Status. Except as otherwise expressly provided in our restated articles, Class B multiple voting shares and Class A voting shares will have the same rights and privileges and will rank equally, share ratably and be equal in all respects as to all matters.

•

Approval of Issuance. For so long as the outstanding Class B multiple voting shares represent a majority of the total voting rights attached to the common shares, we may not issue any Class B multiple voting shares, or any security convertible into or exercisable or exchangeable for Class B multiple voting shares, unless such issuance has been approved by a majority of the votes cast at a meeting of the holders of Class B multiple voting shares; provided, however, such approval is not required for the issuance of Class B multiple voting shares upon the conversion, exercise or exchange of any security of ours for Class B multiple voting shares if the issuance of such security was previously approved pursuant to this paragraph.

Preferred Shares

The preferred shares have, as a class, the following rights, privileges, restrictions and conditions:

•

Issuance of Preferred Shares, in Series. Our directors may, at any time and from time to time, issue preferred shares in one or more series, each series to consist of such number of preferred shares as may, before issuance thereof, be determined by the directors.

•

Determination of Rights, Privileges, Restrictions, Conditions and Limitations Attaching to Series of Preferred Shares. Our directors may, from time to time fix, before issuance, the designation, rights, privileges, restrictions, conditions and limitations to attach to the preferred shares of each series.

•

Cumulative Dividends or Return of Capital Not Paid in Full. Pursuant to section 27(2) of the CBCA, when any cumulative dividends or amounts payable on a return of capital in respect of a series of preferred shares are not paid in full, the preferred shares of all series will participate ratably in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the preferred shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.

•

Payment of Dividends and Other Preferences. The preferred shares will be entitled to preference over the Class A voting shares, the Class B multiple voting shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends, and may also be given such other preferences over the Class A voting shares, the Class B multiple voting shares and any other shares ranking junior to the preferred shares, as may be fixed by our directors, as to the respective series authorized to be issued.

•

Procedure for Payment of Dividends. No dividends will at any time be declared or paid or set apart for payment on any shares ranking junior to the preferred shares, unless all dividends up to and including the dividends payable for the last completed period for which such dividends will be payable on each series of preferred shares then issued and outstanding will have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares ranking junior to the preferred shares, nor will we call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the preferred shares (less than the total amount then outstanding) or any shares ranking junior to the preferred shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends will be payable on each series of the preferred shares then issued and outstanding will have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

•

Ranking for Payment of Dividends and Liquidation, Dissolution or Winding-up. The preferred shares of each series will rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up, whether voluntary of involuntary.

•

Liquidation, Dissolution or Winding-up. In the event of the liquidation, dissolution or winding-up or other distribution of our assets among shareholders for the purpose of winding-up our affairs, the holders of the preferred shares will, before any amount will be paid to or any of our property or assets distributed among the holders of the Class A voting shares, the Class B multiple voting shares or any other shares of ours ranking junior to the preferred shares, be entitled to receive:

•

an amount equal to the consideration received by us upon the issuance of such shares together with, in the case of cumulative preferred shares, all unpaid cumulative dividends (which for such purpose will be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid-up to and including the date of distribution) and, in the case of non-cumulative preferred shares, all declared and unpaid non-cumulative dividends; and

•

if such liquidation, dissolution, winding-up or distribution will be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said preferred shares respectively if they had been called for redemption by us on the date of distribution and, if said preferred shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of said preferred shares respectively.

•

Purchase by Birks. The preferred shares of any series may be purchased for cancellation or made subject to redemption by us at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the preferred shares of such series as set forth in the articles of amendment relating to such series.

•

Amendments. The provisions of this section relating to preferred shares may be deleted or varied in whole or in part by a certificate of amendment, but only with the prior approval of the holders of the preferred shares in addition to any other approval required by the CBCA (or any other statutory provision of the like or similar effect, from time to time in force).

PLAN OF DISTRIBUTION

On or about [            ], 2012, we will distribute the rights, rights certificates, and copies of this prospectus to individuals who owned Class A voting shares on [            ], 2012. If you wish to exercise your rights and purchase Class A voting shares, you should complete the rights certificate and return it with payment for the shares, to the subscription agent, at the following address:

If Delivering by Mail:	If Delivering by Hand or Courier:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

If you desire to make payment by wire transfer you must contact our information agent, Georgeson Inc., to receive a “Wire Authorization Form.” In the United States and Canada, you should call 1 (800) 279-6913. If you are outside the United States and Canada, you should call (212) 440-9800.

For more information, see the section of this prospectus entitled “The Rights Offering.” If you have any questions, you should contact the information agent, Georgeson Inc., toll-free in the United States and Canada at 1 (800) 279-6913, or outside the United States and Canada or if you are a bank or broker, (212) 440-9800.

We do not know of any existing agreements between any shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the Class A voting shares underlying the rights.

OUR BUSINESS

Information on the Company

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of March 31, 2012, Birks & Mayors operated 59 luxury jewelry stores, 32 stores under the Birks brand, located in all major cities across Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand, 24 stores under the Mayors brand, located in Florida and Georgia, and 1 store under the Rolex brand name. As a luxury jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2011, we had net sales of $270.9 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores under the Birks and Mayors brands distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

From 1950 through 1990, Birks aggressively expanded its retail business and by the early 1990s it had approximately 220 stores in Canada and the U.S. After a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, Birks experienced significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this prospectus as “Regaluxe.” Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa. As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux transferred all of the shares they respectively held in the Company to their parent company, Montrovest. Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated.

In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and was incurring significant losses.

Between August 2002 and November 2005, it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors’ inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX, which is now known as the NYSE MKT LLC (“NYSE MKT”), under the trading symbol “BMJ.” Following the merger, Birks & Mayors worked very diligently to fully integrate the Birks business with Mayors. As a result of the merger, we believe the combined company has improved operational efficiencies and diversity and depth of its products and distribution capabilities.

Since the beginning of fiscal 2009, we invested approximately $13.4 million of capital expenditures primarily associated with leasehold improvements, fixturing, and the opening of new stores. We expect to invest an additional $7 million of capital expenditures in fiscal 2013 of which approximately 60% will be in the U.S. and 40% will be in Canada. We expect to finance these expenditures mainly from our senior secured revolving credit facility.

During fiscal 2012, we closed five of Mayors stores, located in Sanford, Florida, Jensen Beach, Florida, Tampa, Florida, North Miami Beach, Florida and Fort Myers, Florida. During fiscal 2011, we closed one of our Birks stores located in Scarborough, Ontario and opened a new store located in Orlando, Florida operating under the Rolex brand name. During fiscal 2010, we closed two of our Mayors stores located in Palm Beach, Florida and Miami, Florida and four of our Birks stores located in Victoria, British Columbia, St. Catherines, Ontario, Edmonton, Alberta and Surrey, British Columbia. During fiscal 2010, we also opened a new Mayors store located in Palm Beach Gardens, Florida operating under the name Mayors by Birks. In May 2009, we also discontinued production at our Rhode Island manufacturing facility in order to reduce operating expenses and operate more efficiently by consolidating more of our production activities into our Montreal facility and by purchasing finished goods from third parties. The Rhode Island facility was sold during fiscal 2011. Subsequent to year end, during April and May 2011, we closed three Mayors stores located in Fort Myers, Florida, Sanford, Florida and Jensen Beach, Florida.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 26, 2011		March 27, 2010		March 28, 2009
Jewelry and other	$159,306	58.8%	$151,438	59.4%	$158,109	58.4%
Timepieces	111,642	41.2%	103,619	40.6%	112,787	41.6%

Total	$270,948	100.0%	$255,057	100.0%	$270,896	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
Net sales
Canada	$144,903	$135,402	$131,948
U.S.	126,045	119,655	138,948

Total revenues	$270,948	$255,057	$270,896

Long-lived assets
Canada	$20,232	$22,204	$21,701
U.S.	7,366	8,520	12,345

Total long-lived assets	$27,598	$30,724	$34,046

Birks & Mayors is a Canadian corporation. Our corporate headquarters are located at 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4. Our telephone number is (514) 397-2501. Our website is www.birksandmayors.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, timepieces and giftware. Part of our strategy is to increase our exclusive offering of internally designed and/or produced goods sold to our customers, consisting primarily of bridal, diamond and other fine jewelry, as well as gold and sterling silver jewelry and timepieces, all of which leverage the Birks and Mayors brands’ loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Cartier, Corum, Gucci, Jaeger Le Coultre, Longines, Montblanc, Omega, Rado, Rolex, Tag Heuer, and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, including Esty and Toni Cavelti, but also include designer jewelry made by Aaron Basha, Andrea Candela, Damiani, DiModolo, Gucci, Ivanka Trump, Kwiat, Ladyheart, Marco Bicego, Roberto Coin, and Van Cleef & Arpels, which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Ebel, IWC, Omega, Panerai, Patek Phillip, and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments made by Cartier and Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Corum, Gucci, Jaeger Le Coultre, Longines, Montblanc, Omega, Patek Philippe, Panerai, Rado, Rolex, Tag Heuer and Zenith. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Andrea Candela, Charriol, Damiani, DiModolo, Ivanka Trump, Kwiat, Lady Heart, Mikimoto, Roberto Coin, Toni Cavelti, Van Cleef & Arpels and a variety of high quality giftware, including writing instruments made by Cartier and Montblanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in their markets. Our Rolex store offers exclusively Rolex brand timepieces.

We have one primary channel of distribution: the retail division, which accounts for approximately 95% of net sales, as well as three other channels of distribution, including our corporate sales, internet and wholesale division, which combined account for approximately 5% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Design Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2011, fiscal 2010, and fiscal 2009, approximately 19%, 23%, and 34%, respectively, of our jewelry product acquired for sale were internally designed, sourced or manufactured. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

We have manufacturing facilities in Montreal and Florida that enable us to offer unique, exclusive and high-quality products through an efficient supply chain. The manufacturing facilities in Montreal and Florida occupy space within our corporate buildings, which we lease subject to lease agreements (see “Properties” below for more information). The products produced at these two facilities are primarily diamond jewelry with a focus on bridal jewelry. The current production capabilities at these two facilities are not limited to our current production levels and we believe we have the capacity to meet future anticipated growth. Our manufacturing capabilities provide quality control; image enhancement by enabling us to promote our craftsmanship and exclusive design and manufacturing capabilities; improved economics by retaining the margin that would otherwise be paid to a third party provider; and capability to provide customized and/or special design jewelry for customers.

The Montreal facility is the largest in volume of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. The facility focuses on manufacturing stone set jewelry. The Florida facility focuses on specific types of stone set jewelry and hand-made one of a kind jewelry pieces. From fiscal 2005 to fiscal 2009, we had a Rhode Island factory that was involved in the production of silver and gold jewelry, as well as stone set jewelry, however, production was discontinued at this facility in May 2009 with much of the production transferred to our Montreal facility, or outsourced to third parties.

Availability of Products

Although purchases of several critical raw materials, notably platinum, gold, silver, diamonds, pearls and gemstones, are made from a relatively limited number of sources, we believe that there are numerous alternative sources for all raw materials used in the manufacture of our finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on our operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products we purchase. Significant changes in the availability or prices of diamonds, gemstones and precious metals we require for our products could adversely affect our earnings. Furthermore, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise hedge a material portion of the price of raw materials. A significant increase in the price of these materials could adversely affect our net sales, gross margin and earnings. However, in the event of price increases, we will generally attempt to pass along any price increases to our customers.

In fiscal 2011, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2011, merchandise supplied by Rolex and sold through our stores operating under the Mayors, Rolex and Brinkhaus brands accounted for approximately 24% of our total net sales. If Rolex terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters of fiscal 2012 were 24%, 19%, 34% and 23%, respectively. Sales in the first, second, third and fourth quarters in fiscal 2011 were 22%, 19%, 36% and 23%, respectively. Sales by quarter in fiscal 2010 were 21%, 19%, 35%, and 25%, respectively.

Retail Operations, Merchandising and Marketing

General

We believe we are differentiated from most of our competitors because we offer distinctively designed, exclusive products and a selection of distinctive high quality merchandise at a wide range of price points. We keep the majority of our inventory on display in our stores rather than at our distribution facility. Although each store stocks a representative selection of jewelry, timepieces, giftware and other accessories, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.

We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our Visual Display department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Valentine’s Day, Mother’s Day and Father’s Day.

Personnel and Training

We place substantial emphasis on the professionalism of our sales force to maintain our position as a leading luxury jeweler. We strive to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals attend an intensive training program where they are trained in technical areas of the jewelry business, specific sales and service techniques and our commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key components to our success.

As part of our commitment to continuous, on-the-job training, we have established “Birks University” and “Mayors University,” a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and a leading edge product knowledge program which includes on-line testing. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, and (iii) identify needs for additional training. We also provide all management team members with more extensive training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the “Birks” and “Mayors” brands with internationally recognized brand names such as Cartier, Patek Philippe, Rolex, and Van Cleef and Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

Our advertising reinforces our role as a world class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on television, billboards, print, catalog mailings, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have two private label credit cards, one for each of our Birks and Mayors retail brands which are administered by third-party banks that own the credit card receivable balances. In addition, stores operating under the Mayors brand also have a Mayors proprietary credit card which we administer.

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card accounted for approximately 11% of our net sales during fiscal 2011 while sales under the Mayors private label credit card and Mayors proprietary credit card represented approximately 11% of our net sales during fiscal 2011. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses if the customer does not pay. These recourse credits are limited to 25% and 20% of the nonrecourse credit issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet and we maintain the full credit risk.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouses located in Tamarac, Florida, Montreal, Québec, and Dorval, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a very small portion of merchandise is delivered directly to the retail locations from suppliers.

Competition

Our research indicates that the North American retail jewelry industry is approximately a $66 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the current consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

Regulation

Our operations are affected by numerous federal, provincial and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary and private label credit cards, credit to our clients is primarily available through third-party credit cards such as American Express®, Visa®, MasterCard® and Discover®, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.

We generally utilize the services of independent customs agents to comply with U.S. and Canadian customs laws in connection with our purchases of gold, diamond and other jewelry merchandise from foreign sources.

Trademarks and Copyrights

The designations Birks and Mayors, and the Birks and Mayors logos, are our principal trademarks and are essential to our ability to maintain our competitive position in the luxury jewelry segment. We maintain a program to protect our trademarks and will institute legal action where necessary to prevent others from either registering or using marks that are considered to create a likelihood of confusion with our trademarks. We are also the owner of the original jewelry designs created by our in-house designers and have entered into agreements with several outside designers pursuant to which these designers have assigned to us the rights to use copyrights of designs and products created for us.

Organizational Structure

The following chart sets forth our ownership interest in each of our significant subsidiaries as of March 31, 2012:

Name	Jurisdiction of Incorporation	Ownership and Voting Interest
Mayor’s Jewelers, Inc.	Delaware	100%
Mayor’s Jewelers of Florida, Inc.	Florida	100%

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was Cdn$1,830,125 (approximately $1.9 million U.S. dollars) for the period terminating on December 11, 2010, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $696,978 for the period ending November 30, 2012. We have two options to renew for five years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 31, 2012:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

Canada:
Bayshore Centre	2,544	September 2013	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Brinkhaus	1,946	October 2012	Calgary, AB
Brinkhaus	750	February 2014	Vancouver, BC
Carrefour Laval	3,391	August 2017	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2015	Regina, SK
Willowdale Fairview Mall	2,351	August 2013	North York, ON
Fairview Pointe-Claire	4,210	January 2016	Pointe-Claire, QC
First Canadian Place	2,243	May 2016	Toronto, ON
Halifax	3,316	January 2014	Halifax, NS
Lime Ridge Mall	2,450	January, 2013	Hamilton, ON
Edmonton Manulife Centre	4,196	November 2014	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,244	May 2013	Vancouver, BC
Oakville Place	2,801	March 2014	Oakville, ON
Park Royal	3,537	September 2012	West Vancouver, BC
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Promenades St-Bruno	2,346	February 2013	St-Bruno, QC
Rideau Centre	7,251	April 2014	Ottawa, ON
Richmond Centre(1)	1,562	April 2012	Richmond, BC
Rockland Centre	3,019	August 2013	Mount Royal, QC
Saskatoon	3,486	October 2013	Saskatoon, SK
Sherway Gardens	4,611	February 2017	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2014	Calgary, AB
Southgate Shopping Centre	2,915	September 2013	Edmonton, AB
Square One	3,360	January 2013	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	5,568	January 2012	Calgary, AB
Toronto Eaton Centre	1,042	October 2017	Toronto, ON
Vancouver	20,221	January 2015	Vancouver, BC
Victoria	1,561	December 2016	Victoria, BC
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

United States:
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2013	Plantation, FL
Coconut Point	3,522	November 2016	Estero, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2014	Miami, FL
Florida Mall	5,070	March 2020	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2022	Tampa, FL
Lenox Square Mall	2,991	September 2018	Atlanta, GA
Lincoln Road	4,250	May 2014	Miami Beach, FL
Mall of Georgia	3,486	January 2013	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	March 2013	Wellington, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	1,145	March 2022	Alpharetta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Rolex Store in Mall at Millenia	1,171	January 2020	Orlando, FL
Phipps Plaza	2,182	January 2013	Atlanta, GA
Westfield Southgate	4,605	January 2014	Sarasota, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac Corporate office	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC
Dorval Distribution Center– Montreal	7,667	March 2014	Dorval, QC

(1)	Location closed April 2012

Total annual base rent for the above locations for fiscal 2012 was approximately $16 million.

SELECTED FINANCIAL DATA

The following financial data as of September 24, 2011 and for the 26 weeks ended September 24, 2011 and September 25, 2010 are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The following financial data as of March 26, 2011 and March 27, 2010 and for each of the years ended March 26, 2011, March 27, 2010, and March 28, 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following financial data as of March 28, 2009, March 29, 2008 and March 31, 2007 and for each of the years ended March 29, 2008 and March 31, 2007 have been derived from our audited consolidated financial statements not included in this prospectus. The historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited and unaudited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. You should also read the following summary data in conjunction with “Operating and Financial Review and Prospects” included elsewhere in this prospectus.

Income Statement Data:

		(unaudited) For the 26 Weeks Ended	Fiscal Year Ended
	September 24, 2011	September 25, 2010	March 26, 2011	March 27, 2010	March 28, 2009	March 29, 2008(2)	March 31, 2007
			(In thousands, except per share data)
Net sales	$129,894	$111,212	$270,948	$255,057	$270,896	$314,745	$294,282
Cost of sales	72,334	63,761	154,853	150,606	155,297	168,270	152,002

Gross profit	57,560	47,451	116,095	104,451	115,599	146,475	142,280
Selling, general and administrative expenses	55,204	48,606	107,231	106,252	113,990	128,306	115,457
Impairment of goodwill and long-lived assets(1)	—	—	—	1,353	13,555	—	—
Depreciation and amortization	2,348	2,703	5,267	5,192	6,212	6,876	6,438

Total operating expenses	57,552	51,309	112,498	112,797	133,757	135,182	121,895
Operating income (loss)	8	(3,858)	3,597	(8,346)	(18,158)	11,293	20,385
Interest and other financial costs	5,586	5,656	11,319	11,127	9,967	10,655	10,078

(Loss) income before income taxes	(5,578)	(9,514)	(7,722)	(19,473)	(28,125)	638	10,307
Income tax expense (benefit)	23	24	24	(2)	32,854	(9,795)	(2,816)

Net (loss) income attributable to common shareholders	$(5,601)	$(9,538)	$(7,746)	$(19,471)	$(60,979)	$10,433	$13,123

Net (loss) income per common share	(0.49)	(0.84)	$(0.68)	$(1.71)	$(5.38)	$0.93	$1.17
Net (loss) income per common share—diluted	(0.49)	(0.84)	$(0.68)	$(1.71)	$(5.38)	$0.89	$1.11
Weighted average common shares outstanding	11,391	11,390	11,390	11,390	11,339	11,263	11,213
Weighted average common shares outstanding—diluted	11,391	11,390	11,390	11,390	11,339	11,720	11,788
Dividends per share	—	—	—	—	—	—	—

Balance Sheet Data:

	September 24, 2011	As of March 26, 2011	As of March 27, 2010	As of March 28, 2009	As of March 29, 2008	As of March 31, 2007
Working capital(3)	$27,987	$32,093	$39,230	$46,956	$36,677	29,971
Total assets	$188,952	$184,323	$191,734	$206,131	$291,848	252,516
Bank indebtedness	$73,847	$61,928	$64,520	$85,777	$120,131	109,187
Long-term debt (including current portion)	$51,426	$50,315	53,724	$47,632	$27,298	17,902
Stockholders’ equity	$5,178	$11,340	$18,387	$34,968	$92,872	81,497
Common Stock:
Value	$60,896	$60,895	$60,895	$60,895	$60,813	60,569
Shares	$11,392	$11,391	11,390	11,390	11,280	11,234
Preferred Stock:
Value	$—	$—	$—	$—	$—	—
Shares	—	—	—	—	—	—

(1)	Impairment of goodwill and other assets for fiscal 2010 includes the recognition of a $1.4 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and assets held for sale related to our Rhode Island manufacturing facility. Impairment of goodwill and long-lived assets for fiscal 2009 includes the impact of an $11.2 million non-cash impairment charge due to management’s determination that goodwill was fully impaired and the recognition of a $2.3 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and our Rhode Island manufacturing facility.

(2)	In November 2007, we acquired two Brinkhaus locations for which results of operations are only included in the above table from the acquisition date.

(3)	Working capital represents current assets less current liabilities.

Dividends and Dividend Policy

We have not paid dividends since 1998 and do not currently intend to pay dividends on our Class A voting shares or Class B multiple voting shares in the foreseeable future. Our ability to pay dividends on our Class A voting shares and Class B multiple voting shares are restricted by our credit agreements. See, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If dividends were declared by our Board of Directors, shareholders would receive a dividend equal to the per share dividend we would pay to holders of our Class A voting shares or holders of Class B multiple voting shares. Dividends we would pay to U.S. holders would generally be subject to withholding tax.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Special Note Regarding Forward Looking Statements” in this prospectus.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 31, 2012, our retail operation’s total square footage was approximately 243,600. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks retail stores in Canada was approximately 3,200. The average square footage of our two Brinkhaus locations was 1,800, while the average square footage of our Mayors retail stores was approximately 4,100.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” “Retail” is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand and one store under the Rolex brand. “Other” consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of our business, wholesale, internet and gold exchange, which buys gold and other precious metals from customers and sells the gold to refiners.

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For fiscal 2011, fiscal 2010, and fiscal 2009, our total average retail sale was $1,448, $1,358 and $1,172, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 2.9%, 3.7% and 3.9% of sales for fiscal 2011, 2010 and 2009, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $3.5 million, $3.4 million and $3.9 million for fiscal 2011, 2010 and 2009, respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	grow sales, gross margin and gross profits.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and eventually expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars. As of September 24, 2011, we had not hedged these foreign exchange rate risks.

Results of Operations

Twenty Six Week Period Ended September 24, 2011 Compared to Twenty Six Week Period Ended September 25, 2010

The following is a discussion of factors affecting our results of operations for the twenty six week period ended September 24, 2011 compared to the twenty six week period ended September 25, 2010. This discussion should be read in conjunction with our unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 24, 2011	For the 26 weeks ended September 25, 2010
Canada	4%	6%
United States	9%	2%

Total	6%	5%

The increase in comparable store sales for the twenty-six week period ended September 24, 2011 is primarily attributable to an increase in our average sale in both our Canadian and U.S. markets as well as an increase in sales transactions in our U.S. markets.

The increase in comparable store sales for the twenty-six week period ended September 25, 2010 is primarily attributable to an increase in store traffic in both our Canadian and U.S. markets and an increase in our average sale in the U.S.

Net Sales

	For the 26 weeks ended September 24, 2011	For the 26 weeks ended September 25, 2010
	(In thousands)
Net Sales – Retail	$119,129	$105,553
Net Sales – Other	10,765	5,659

Total Net Sales	$129,894	$111,212

Net sales for the twenty-six weeks ended September 24, 2011 were $129.9 million, an increase of $18.7 million from the twenty-six weeks ended September 25, 2010. The increase in net retail sales was primarily driven by a comparable store sales growth of 6%, $4.3 million of higher sales related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and $4.9 million of higher sales due to a new store opening net of $1.5 million of lower sales associated with the closure of four stores. The increase in Net Sales – Other was primarily the result of a $4.1 million increase in revenues related to the gold exchange business.

Gross Profit

	For the 26 weeks ended September 24, 2011	For the 26 weeks ended September 25, 2010
	(In thousands)
Gross Profit – Retail	$54,232	$46,666
Gross Profit – Other	3,328	785

Total Gross Profit	$57,560	$47,451

Gross profit was $57.6 million, or 44.3% of net sales, during the twenty-six week period ended September 24, 2011 compared to $47.5 million, or 42.7% of net sales, during the comparable period last year. The increase in gross profit was primarily related to the increase in sales as well as the 160 basis point increase in gross margin. Included in the $10.1 million increase in gross profit was $2.1 million of higher gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The 160 basis point increase was primarily attributable to retail price increases and a reduction in promotional pricing activities. The increase in Gross Profit—Other was primarily the result of higher refining gains from our gold exchange business and from our refining of aged and discontinued inventory.

SG&A Expenses

SG&A expenses were $55.2 million, or 42.5% of net sales for the twenty-six week period ended September 24, 2011 compared to $48.6 million, or 43.7% of net sales, for the twenty-six week period ended September 25, 2010. The $6.6 million increase in SG&A was primarily attributable to a $1.9 million increase in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively stronger Canadian dollar, $2.9 million in higher compensation expenses primarily related to higher sales, margins and operating performance and approximately $0.8 million of higher compensation expenses related to the termination of the salary reduction program initiated in March 2009, $0.6 million of higher marketing expenses and $1.2 million of higher general operating expenses primarily related to increased variable costs associated with higher sales, as well as $0.3 million of costs associated with the review of opportunities for expansion of the Birks product brand through international channels of distribution and higher post-employment benefit related charges. Post-employment benefits related to the announced departure of Thomas A. Andruskevich, the former President and Chief Executive Officer, will be recorded by the Company during the last 6 months of Fiscal 2012. For further discussion, see “Material Contracts – Birks – Employment Agreements – Thomas A. Andruskevich – Birks Employment Agreement”.

Depreciation Expenses

Depreciation and amortization expense for the twenty-six week period ended September 24, 2011 was lower than the prior fiscal year primarily due to lower levels of fixed assets related to the closure of four stores as well as continued efforts to limit capital expenditures partially offset by $85,000 of higher expense related to foreign currency translation resulting from the translation of Canadian depreciation expenses into U.S. dollars with a relatively stronger Canadian dollar.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 24, 2011 and during the comparable period ended September 25, 2010. This accounting treatment was due to the recording of a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods.

Fiscal 2011 Compared to Fiscal 2010

The following is a discussion of factors affecting our results of operations for fiscal 2011 and fiscal 2010. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Comparable Store Sales

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 26, 2011	March 29, 2010	March 28, 2009
Canada	2%	(1)%	(7)%
U.S.	1%	(12)%	(19)%

Total	2%	(6)%	(14)%

The increase in comparable store sales during fiscal 2011 was primarily related to an increase in our average sale transaction in both the U.S. and Canada as demand for luxury retail products began to slowly increase in both Canada and the U.S.

The decrease in comparable store sales during fiscal 2010 continued to reflect the difficult retail environment, which reduced demand for luxury retail products, especially in our Florida market. Store traffic continued to decline, but was partially offset by an increase in our average sale transaction in both Canada and the U.S.

The decrease in comparable store sales during fiscal 2009 primarily reflects the difficulties associated with decreased consumer confidence and spending in an extremely challenging economic environment, especially for luxury jewelry retailers and most apparent through a decrease in store traffic in both our Canadian and U.S. markets and a decline in the average sale transaction in the U.S.

The following table sets forth, for fiscal 2011 and for fiscal 2010, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Net sales	$270,948	$255,057
Cost of sales	154,853	150,606

Gross profit	116,095	104,451

Selling, general and administrative expenses	107,231	106,252
Impairment of long-lived assets	—	1,353
Depreciation and amortization	5,267	5,192

Total operating expenses	112,498	112,797

Operating income (loss)	3,597	(8,346)
Interest and other financial costs	11,319	11,127

Loss before income taxes	(7,722)	(19,473)
Income tax expense (benefit)	24	(2)

Net loss	$(7,746)	$(19,471)

Net Sales

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Net sales – Retail	$257,150	$241,819
Net sales – Other	13,798	13,238

Total Net Sales	$270,948	$255,057

Net Sales. Net sales for fiscal 2011 were $270.9 million, an increase of $15.9 million, or 6.2% as compared to fiscal 2010. The increase in net sales was primarily driven by a 2% increase in comparable store sales as well as the impact of sales from one new store opened at the end of fiscal 2010 and one new store opened during fiscal 2011 and sales generated from three temporary outlet stores for six months during fiscal 2011 partially offset by lower sales related to the closing of six underperforming stores during fiscal 2010. Also impacting the increase in sales in fiscal 2011 was $9.6 million of higher sales related to translating the sales of our Canadian operations into U.S. dollars due to the stronger Canadian dollar.

Gross Profit

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Gross Profit – Retail	$113,131	$102,752
Gross Profit – Other	2,964	1,699

Total Gross Profit	$116,095	$104,451

Gross Profit. Gross profit was $116.1 million for fiscal 2011 compared to $104.5 million for fiscal 2010. The gross profit margin as a percentage of net sales was 42.8% for fiscal 2011 compared to 41.0% for fiscal 2010. The 180 basis point increase in gross profit margin was primarily attributable to reduced promotional pricing associated with the improving economic environment in both the U.S. and Canada. Also contributing to the $11.6 million increase in gross profit in fiscal 2011 compared to fiscal 2010 was $4.6 million of higher gross profit related to translating the gross profit of our Canadian operations into U.S. dollars due to the stronger Canadian dollar. The increase in Gross Profit—Other reflects higher gross profit generated from improved manufacturing efficiencies and higher gross profits related to customer gold exchange activities, primarily in Canada.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $107.2 million, or 39.6% of net sales, for fiscal 2011 compared to $106.3 million, or 41.7% of net sales, for fiscal 2010. The $0.9 million increase in SG&A during fiscal 2011, as compared to fiscal 2010, was primarily driven by $3.8 million of higher expenses related to foreign currency translation and $1.1 million of lease termination costs related to early lease termination fees for three underperforming stores set to close at the beginning of our next fiscal year partially offset by a $1.9 million reduction in marketing expenses, $1.4 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs and $0.7 million of lower compensation expenses primarily related to savings associated with the closure of six stores during fiscal 2010 partially offset by compensation expense for one store opened at the end of fiscal 2010 and one store opened during fiscal 2011 as well as compensation expense related to the operation of three temporary store locations for six months during the current fiscal year.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2011 was $5.3 million compared to $5.2 million during fiscal 2010. The $0.1 million increase was primarily due to $0.2 million of higher expenses related to foreign currency translation.

Interest and Other Financial Costs. Interest and other financial costs were $11.3 million for fiscal 2011 compared to $11.1 million for fiscal 2010. The $0.2 million increase was primarily associated with $0.4 million of higher costs related to foreign currency translation partially offset by the impact of a lower level of average total debt.

Income Tax Expense (benefit). Income tax expense was $24,000 for fiscal 2011, as compared to an income tax benefit of $2,000 for fiscal 2010. The relatively low amount of tax expense (benefits) in fiscal 2011 and 2010 is due to valuation allowances being maintained on the total value of deferred tax assets generated by our U.S and Canadian operations.

Fiscal 2010 Compared to Fiscal 2009

The following table sets forth, for fiscal 2010 and for fiscal 2009, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Net sales	$255,057	$270,896
Cost of sales	150,606	155,297

Gross profit	104,451	115,599

Selling, general and administrative expenses	106,252	113,990
Impairment of goodwill and long-lived assets	1,353	13,555
Depreciation and amortization	5,192	6,212

Total operating expenses	112,797	133,757

Operating loss	(8,346)	(18,158)
Interest and other financial costs	11,127	9,967

Loss before income taxes	(19,473)	(28,125)
Income tax expense (benefit)	(2)	32,854

Net loss	$(19,471)	$(60,979)

Net Sales

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Net sales – Retail	$241,819	$258,026
Net sales – Other	13,238	12,870

Total Net Sales	$255,057	$270,896

Net Sales. Net sales for fiscal 2010 were $255.1 million, a decrease of $15.8 million, or 5.8% as compared to fiscal 2009. The decrease in net sales was primarily driven by a 6% decline in comparable store sales as well as the impact of closing six stores during the fiscal year, partially offset by $5.3 million of higher sales related to translating the sales of our Canadian operations into U.S. dollars due to the stronger Canadian dollar.

Gross Profit

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Gross Profit – Retail	$102,752	$116,389
Gross Profit – Other	1,699	(790)

Total Gross Profit	$104,451	$115,599

Gross Profit. Gross profit was $104.5 million for fiscal 2010 compared to $115.6 million for fiscal 2009. The gross profit margin as a percentage of net sales was 41.0% for fiscal 2010 compared to 42.7% for fiscal 2009. The 170 basis point decline in gross profit margin was primarily attributable to retail pricing pressures associated with generating sales in the extremely difficult economic environment in both the U.S. and Canada. The increase in Gross Profit—Other reflects higher gross profit from corporate sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $106.3 million, or 41.7% of net sales, for fiscal 2010 compared to $114.0 million, or 42.1% of net sales, for fiscal 2009. The $7.7 million decrease in SG&A during fiscal 2010, as compared to fiscal 2009, was primarily driven by a $1.5 million reduction in marketing expenses, $5.8 million of lower compensation expenses primarily related to savings associated with our strategic staff downsizing and pay reductions and lower sales commissions due to reduced sales and $2.1 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, partially offset by an increase of $1.7 million of higher expenses related to foreign currency translation.

Impairment of Goodwill and Long-Lived Assets. During fiscal 2010, we recognized non-cash impairment losses of $1.4 million related to underperforming retail stores and assets held for sale. During fiscal 2009, we recorded an $11.2 million non-cash goodwill impairment charge and $2.3 million of non-cash charges associated with the impairment of long-lived assets at certain of our U.S. retail locations and our manufacturing facility in Rhode Island. For further discussion, see Note 3 “Significant Accounting Policies” to our consolidated financial statements.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2010 was $5.2 million compared to $6.2 million during fiscal 2009. The $1.0 million decrease was primarily due to the lower levels of capital expenditures in the last two years.

Interest and Other Financial Costs. Interest and other financial costs were $11.1 million for fiscal 2010 compared to $10.0 million for fiscal 2009. The $1.2 million increase was primarily associated with higher rates being paid on long-term borrowings we entered into within the last 15 months, partially offset by the impact of a lower level of average total debt.

Income Tax (Benefit) Expense. Income tax benefit was $2,000 for fiscal 2010, as compared to an income tax expense of $32.9 million for fiscal 2009. The $32.9 million of income tax expense recorded during fiscal 2009 was due to the recognition of a non-cash valuation allowance against the full value of our net deferred tax assets in the U.S. and Canada resulting from management’s determination that it is more likely than not that the deferred tax assets will not be realized in the future. The $2,000 tax benefit in fiscal 2010 reflects a cash refund received related to income taxes. During fiscal 2010, we continued to maintain a valuation allowance on the total value of deferred tax assets generated by our U.S. and Canadian operations.

Liquidity and Capital Resources

In June 2011, we executed an amendment and extension of our $132 million senior secured revolving credit facility and $12.5 million senior secured term loan, which was set to expire in December 2011. Our $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds), which represented an effective interest rate at September 24, 2011 of 3.5%. The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. At September 24, 2011, the interest rate on the senior secured term loan was 11% per annum. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. As of September 24, 2011, we had approximately $73.8 million outstanding on our senior secured revolving credit facility and our excess borrowing availability was $15.9 million. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants are required to be met.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. While no such reserve was imposed during fiscal 2011 and fiscal 2010, in fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. In addition, as a jeweler and specialty retailer, our business is seasonal in nature. Accordingly, our debt levels and inventory levels fluctuate significantly during the fiscal year impacting the level of our borrowing availability throughout the year. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Senior secured revolving credit facility availability	$82,438	$82,414
Borrowing at period end	61,928	64,520

Excess borrowing capacity at period end	$20,510	$17,894

Average outstanding balance during the period	$69,907	$83,112
Average excess borrowing capacity during the period	$16,832	$12,890
Maximum borrowing outstanding during the period	$90,636	$98,763
Minimum excess borrowing capacity during the period	$7,017	$3,132
Weighted average interest rate for period	3.8%	3.7%

In addition to the previously mentioned financing arrangements, we had other outstanding loans as of March 26, 2011, which primarily consisted of a Cdn$10.0 million seven year secured term loan from Investissement Québec that bears interest at a rate of prime plus 5.5% per annum, which equated to 8.5% at March 26, 2011 and is repayable in 48 equal payments of Cdn$208,333 beginning in April 2012; a Cdn$1.7 million non-interest bearing note payable associated with our acquisition of two Brinkhaus stores in November 2007 which was paid in full in April 2011, a Cdn$2.0 million secured term loan with Investissement Québec bearing interest at a rate of prime plus 3.5% per annum (which equated to 6.5% at March 26, 2011) and repayable in thirty-six monthly installments of Cdn$55,000, and a $5.0 million cash advance from our controlling shareholder, Montrovest. This advance is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. These cash advances bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance shall be paid to Montrovest. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) allowed for the one-time payment of a closing fee of $75,000.

Twenty Six Week Period Ended September 24, 2011 Compared to Twenty Six Week Period Ended September 25, 2010

Net cash used in operating activities for the twenty-six week period ended September 24, 2011 was $11.2 million compared to $6.2 million of net cash used in operating activities during the comparable period last year. The higher level of cash used in operating activities in the current year compared to the prior year is primarily due to the use of cash to purchase inventory during the first half of fiscal 2012 compared to cash provided as inventory levels decreased during the first half of the prior fiscal year. This higher use of cash was partially offset by a smaller net loss and an increase in accrued liabilities and other long-term liabilities during the first half of fiscal 2012. The increase in inventory during the first half of fiscal 2012 is primarily related to higher costs for diamonds, precious metals and Swiss timepieces as well as higher inventory related to the introduction of Rolex brand watches in two stores in Canada during the first half of the year, while the decrease in inventory during the first half of fiscal 2011 was associated with our efforts to carry less inventory due to the continued weakness in sales associated with the weak economic environment at the time. The increase in accrued liabilities and other long-term liabilities during the first half of fiscal 2012 is primarily related to higher compensation expense accruals associated with our sales and financial performance during the first twenty-six weeks of the fiscal year.

Net cash used in investing activities was $1.7 million during the twenty-six week period ended September 24, 2011 compared to $1.1 million for the twenty-six week period ended September 25, 2010. The increase in cash used in investing activities in the current year primarily reflects more outlays for store remodeling and IT system upgrade projects than the prior year period.

Net cash provided by financing activities was $14.0 million during the current twenty-six week period compared to $6.9 million for the twenty-six week period ended September 25, 2010. The $7.1 million increase in cash flows from financing activities was primarily due to an increased use of senior secured revolving credit facility and higher borrowings related to the increased borrowings under our senior secured term loan to fund the higher cash flow outlays from operating activities and investing activities in the current period compared to the prior year period.

Fiscal 2011 Compared to Fiscal 2010

Net cash provided by operating activities was $10.3 million during fiscal 2011 as compared to $29.2 million during fiscal 2010. The decrease in cash flows generated from operations during fiscal 2011 was primarily the result of a smaller reduction in the level of inventories and the increase in the level of accounts payable being smaller in the current fiscal year, partially offset by a decrease in our loss from operations. The decrease in inventory, though smaller than the prior year decrease, reflected our aggressive management of inventory levels in our retail stores evidenced by a 6% decrease in comparable store inventory levels. The increase in the level of accounts payable was primarily associated with an increase in the level of inventory purchases during the last two months of the fiscal year compared to the prior year.

Net cash provided by (used in) operating activities was $29.2 million during fiscal 2010 as compared to $(31,000) during fiscal 2009. The increase in cash flows generated from operations during fiscal 2010 was primarily the result of a reduction in the level of inventories and accounts receivable and a higher level of accounts payable, partially offset by the loss from operations. The decrease in inventory reflected our aggressive management of inventory levels in our retail stores and lower inventory associated with the closure of six stores during fiscal 2010. The increase in accounts payable was associated with a five-year distribution agreement with Damiani International B.V. (“Damiani”) in which we purchased $10.6 million of jewelry products with payments to be made on annual basis equal to the greater of the cost value of the products sold during the previous year or a minimum annual payment, totaling $5.6 million during the term of the agreement and the right to return up to $5.0 million of any unsold Damiani products to Damiani at the end of the term of the agreement. Funds required to make payments under this agreement are expected to be generated from the sale of products received as part of this agreement and any returns of products to Damiani in accordance with the distribution agreement.

During fiscal 2011, net cash used in investing activities was $1.6 million, consistent with the $1.6 million used during fiscal 2010. The $3.4 million decrease in net cash used in investing activities from $5.0 million in fiscal 2009 to $1.6 million in fiscal 2010 was primarily related to a decrease in store renovations and related capital expenditures during fiscal 2010 as a result of the economic slowdown in the U.S. and Canada.

Net cash used in financing activities was $8.9 million in fiscal 2011, as compared to $26.4 million during fiscal 2010. The $17.5 million reduction in cash flows used in financing activities was primarily due to a more significant reduction in the level of funding under our senior secured revolving credit facility used to finance day-to-day operations in fiscal 2010 as a result of a higher level of cash flows generated from operating activities. The $30.5 million difference in financing cash flows between fiscal 2010 and 2009, as a result of $26.4 million of net cash being used in financing activities in fiscal 2010 compared to $4.1 million in cash flows being provided by financing activities in fiscal 2009.

The following table details capital expenditures in fiscal 2011, 2010 and 2009:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
New stores and renovations	$1,373	$803	$2,937
Electronic equipment, computer hardware and software	1,284	725	1,058
Furniture and fixtures	134	126	235
Manufacturing equipment	55	87	280
Other	168	147	153

Total capital expenditures(1)	$3,014	$1,888	$4,663

(1)	Includes capital expenditures financed by capital leases of $322,000 in fiscal 2011, $75,000 in fiscal 2010, and $1.4 million in fiscal 2009.

Capital expenditures for fiscal 2012 are approximately $4.0 million. Capital expenditures for fiscal 2013 are projected to be approximately $7.0 million and are expected to be used for items described in the preceding table. The expected source of funds for the projected fiscal 2013 capital expenditures is our senior secured revolving line of credit.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing and our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently have sufficient working capital to fund our operations. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Research and development, patents and licenses, etc.

None.

Trend information

The extensive weakening of the U.S. and global economies that began in fiscal 2009 continued into fiscal 2011. This time period mostly experienced weak macroeconomic conditions, which began to show gradual improvement in the latter part of fiscal 2010 and into fiscal 2011; however, these conditions continue to have a significant negative impact on consumer confidence and spending, including the sale of luxury retail products such as fine jewelry, timepieces and giftware. In the U.S., especially in our Florida market, the contraction in luxury retail product capacity that started in fiscal 2009 continued in fiscal 2011. The difficult retail environment which reduced demand for luxury retail products affected the luxury retail products industry as a whole, including store traffic in both our Canadian and U.S. markets.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 26, 2011 and March 27, 2010, the amount guaranteed under such arrangements was approximately $5.0 million and $5.1 million, respectively. The bad debt experienced under these guarantees has not been material.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 26, 2011 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Debt maturities(1)	$93,404	$2,399	$6,463	$79,542	$5,000
Operating lease obligations(2)	70,851	17,235	25,431	16,220	11,965
Capital lease obligations	18,839	1,939	3,052	1,442	12,406
Fixed rate interest expenses(3)	18,133	2,673	4,943	4,613	5,904

Total(4)	$201,227	$24,246	$39,889	$101,817	$35,275

(1)	The senior secured revolving line of credit and the $12.5 million senior secured term loan set to expire in December 2011 are included in the 3-5 year category above as a result of being amended and extended for four years in June 2011.

(2)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,338 in fiscal 2011, $4,326 in fiscal 2010, and $4,390 in fiscal 2009.

(3)	The fixed rate interest expenses are associated with the capital lease and debt obligations disclosed above and do not include floating rate interest payable on $86.7 million of floating rate debt.

(4)	In addition to the above and as of March 26, 2011, we had $1.9 million of outstanding letters of credit.

(5)	For material changes to the specified contractual obligations occurring after March 26, 2011, please see “Liquidity and Capital Resources” above.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store, which is under a capital lease. Additionally, we have operating leases for certain equipment.

Operating leases for store locations are expensed over the term of the initial lease period. While lease renewal periods are available on most leases, renewal periods are not included in the accounting lease term because we believe there are no punitive terms or circumstances associated with non-renewal that would reasonably assure renewal. The accounting lease term typically includes a fixturing period and the rental payments are expensed on a straight-line basis over the lease term. All reasonably assured rent escalations, rent holidays, and rent concessions are included when considering the straight-line rent to be expensed. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales.

Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements begins on the date the asset was placed in service and extends to the lesser of the economic life of the leasehold improvement and the initial lease term. Our lease of our Montreal headquarters’ land and building is accounted for as a capital lease. We entered into a sale-leaseback transaction on the building which resulted in gross proceeds of $9,474,000 based on the foreign exchange rate on the day of the transaction (Cdn$14,250,000). The lease is for a 20-year period from the date of inception, December 12, 2000. The lease allows for several additional term extensions of the lease; however, management has only committed for the initial 20-year period. The implicit interest rate of the long-term debt associated with the capital lease is 10.74%.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from those estimates. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various factors that are believed to be reasonable. We have identified certain critical accounting policies as noted below.

Revenue recognition

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Based on historical redemption rates, certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns and sales taxes. We generally give our customers the right to return merchandise purchased by them within 10 to 90 days, depending on the products sold and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

Allowance for inventory shrink and slow moving inventory

The allowance for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at our factories and distribution centers. Such estimates are based on experience and the shrink results from the last physical inventory. The shrink rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink allowance.

We write down inventory for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Asset impairment

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. We review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell. We recorded impairment charges of $1.4 million during fiscal 2010 (see Note 3 to our consolidated financial statements in this prospectus). During fiscal 2011, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. Due to uncertainty related to continued future losses, we maintained a $57.8 million valuation allowance against the full value of net deferred tax assets as of March 26, 2011 (see Note 9(a) to the annual consolidated financial statements in this prospectus). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Inflation

The impact of inflation on our operations has not been significant to date.

Safe Harbor

See section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of March 31, 2012:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	71	Chairman of the Board & Director
Thomas Andruskevich	61	Vice Chairman of the Board & Director
Jean-Christophe Bédos	47	President, Chief Executive Officer & Director
Gérald Berclaz	62	Director
Emily Berlin	64	Director
Shirley A. Dawe	65	Director
Elizabeth Eveillard	65	Director
Louis L. Roquet	69	Director
Niccolò Rossi di Montelera	39	Director
Guthrie J. Stewart	56	Director
Deborah Nicodemus	58	Executive Vice President & Chief Merchandising & Marketing Officer
Aida Alvarez	49	Senior Vice President, Merchandising
Hélène Messier	51	Senior Vice President, Human Resources
John C. Orrico	55	Senior Vice President and Chief Supply Chain Officer
Michael Rabinovitch	42	Senior Vice President & Chief Financial Officer
Albert J. Rahm, II	58	Senior Vice President, Retail Store Operations
Miranda Melfi	48	Group Vice President, Legal Affairs & Corporate Secretary

The business address of our directors and officers is 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4.

Directors

Dr. Lorenzo Rossi di Montelera, age 71, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of Birks & Mayors expires in 2012. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is also a director of Gestofi S.A. and a beneficiary of the Goldfish Trust that beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development. Dr. Rossi is also the father of Mr. Niccolò Rossi, a fellow director and who, as an employee of Gestofi S.A., provides consulting services to the Company.

Thomas A. Andruskevich, age 61, was our President and Chief Executive Officer from June 1996 until March 31, 2012 and joined the Board of Directors of Birks in 1999. He became Vice-Chairman of the Board of Directors in November, 2012. Mr. Andruskevich’s term as director of Birks & Mayors expires in 2012. From August 2002 until March 31, 2012, he was the President and Chief Executive Officer of Mayors. From August 2002, he has been Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc. and a director of Cole Credit Priority Trust III, Inc. and of Jewelers of America.

Jean-Christophe Bédos, age 47, was our Chief Operating Officer since January 2012 and became our President and Chief Executive Officer on April 1, 2012. He has over 20 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to June 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988. He holds a Master of Science in Management from the London Business School, a LLB in International Law from Université Paris I Sorbonne, a BA (Honours) in European Business from Trent University, Nottingham and a Bachelor of Arts, European Business, from Toulouse Business School.

Gérald Berclaz, age 62, has been a member of our Board of Directors since December 2009. Mr. Berclaz’s term as a director of Birks & Mayors expires in 2012. He has been a member of the board of directors of Mayors since November 2005. He has over 35 years of experience in project management and industrial projects financing worldwide and held several executive positions for international Geneva-based companies. He served on boards of public and private companies both in Europe and in the U.S. He is Chairman of the Supervisory Board of Directors of Montrovest B.V. and a Director and Chairman of Gestofi S.A.

Emily Berlin, age 64, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2012. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She has also been a Senior Managing Director of Helm Holdings International since 2001, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focuses principally on the banking and energy sectors. She also currently serves on the boards of directors of a number of the Helm group of companies as well as on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 65, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2012. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S. She currently serves on the board of directors of The Bon-Ton Stores, Inc. and the International Women’s Forum Canada.

Elizabeth M. Eveillard, age 65, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2012. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves as a director of numerous non-profit organizations.

Louis L. Roquet, age 69, has been a director of Birks & Mayors since August 8, 2007. Mr. Roquet’s term as a director of Birks & Mayors expires in 2012. Mr. Roquet has been Managing Director of Cevital SPA, a large Algerian manufacturer of food products since January 2012. He served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, Mr. Roquet served as President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Regional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Societe des alcools du Quebec (“SAQ”), Quebec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Quebec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Niccolò Rossi di Montelera, age 39, was elected to our Board of Directors in September 2010. Mr. Rossi’s term as a Director of Birks & Mayors expires in 2012. Mr. Rossi has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of e-commerce, new product and brand development and wholesale in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He is a member of the Supervisory Board of Directors of Montrovest B.V. Mr. Rossi is the son of Dr Rossi, the Company’s Chairman of the Board and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development.

Guthrie J. Stewart, age 56, was appointed to our Board of Directors in October 2010. Mr. Stewart’s term as a Director of Birks & Mayors expires in 2012. From 2001 to 2007, Mr. Stewart was a partner of EdgeStone Capital Partners, a Canadian private equity firm. From 1992 to 2000 he served principally as Group EVP Global Development and President and CEO of the Canadian operations of Teleglobe Inc. From 1987 to 1992, he was the Vice President, Legal and Corporate Development of BCE Mobile Inc. (currently Bell Mobility) and from 1979 to 1986, Mr. Stewart was a corporate, commercial and securities lawyer at Osler, Hoskin & Harcourt. Mr. Stewart also has been and currently is a member of a number of other corporate boards and advisory boards.

Other Executive Officers

Deborah Nicodemus, age 58, is our Executive Vice President & Chief Merchandising and Marketing Officer effective May 2, 2011. Prior to joining the Company, Ms. Nicodemus held the position of President, Merchandise Planning and Marketing at Berrnico, LLC and from 2004 to 2007, she was the Executive Vice President, Merchandise Planning, Procurement and Marketing of Whitehall Jewellers, Inc. From 2002 to 2004, she held the position of Vice President, Merchandising and Planning at The Donna Karan Company (a LVMH company) and from 1992 to 2001, she was with DFS Group Ltd (a LVMH company), most recently as Vice President, Merchandise Planning, Procurement and Allocation.

Michael Rabinovitch, age 42, is our Senior Vice President & Chief Financial Officer and has been with Birks & Mayors since August 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Aida Alvarez, age 49, is our Senior Vice President, Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

John C. Orrico, age 55, is our Senior Vice President and Chief Supply Chain Officer and has been with Birks & Mayors since September 2003. Mr. Orrico is responsible for Manufacturing, Diamond Procurement, Product Development and Distribution, as well as the Wholesale and E-Commerce channels, Corporate Sales and Gold Exchange. Before joining Birks & Mayors and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 58, has been our Senior Vice President, Retail Store Operations since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 51, has been our Senior Vice President, Human Resources since November 2007 and prior thereto was our Vice-President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age, 48, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Director Compensation

During fiscal 2012, each director who was not an employee of the Company received an annual fee of approximately $24,000 for serving on our Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of approximately $10,000, $8,000 and $5,000, respectively. These fees reflect a 10% decrease in accordance with our salary reduction program for a period of 4 months until the 10% reduction was lifted in August 2011. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $10,000 for his or her service and the other members of the committee are each entitled to receive $5,000 for their service on such committee. Each director who is not an employee is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our ten executive officers in fiscal 2012, of which 3 were only executive officers for part of the year, was approximately $3,475,000 (annual salary) which reflects a 10% decrease in annual salary in accordance with our salary reduction program for the first 4 months of fiscal 2012. In February 2011, we decided to phase out our salary reduction program and, as of August 2011, general salary levels reflected the level in effect prior to the 10% decrease.

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2012 Annual Meeting of Shareholders.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors’ business. As of March 31, 2012, there were 32,320 cash-based stock appreciation rights that were granted to members of our Board of Directors and stock options to purchase 230,000 shares of our class A voting shares granted to five members of our senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $4.35 and the stock options outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.11.

In general, the Long-Term Incentive Plan is administered by Birks & Mayors’ Board of Directors or a committee designated by the Board of Directors (the “Administrator”). Any employee or consultant selected by the Administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards are wholly within the discretion of the Administrator. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.

The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consists of authorized but unissued Class A voting shares. In the event of a stock dividend, stock split, reverse stock split, combination or reclassification or similar transaction or other change in corporate structure affecting Class A voting shares, adjustments will be made to the Long-Term Incentive Plan.

We cannot issue Class A voting shares or awards under the Long-Term Incentive Plan if such issuance, when combined with the Class A voting shares issuable under any of our other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan, would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders of the Company. However, this limit shall not restrict the Company to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settled stock appreciation rights.

In the event of a change in control of Birks & Mayors, the Administrator, at its sole discretion, may determine that all outstanding awards shall become fully and immediately exercisable and vested. In the event of dissolution or liquidation of Birks & Mayors, the Administrator may, at its sole discretion, declare that any stock option or stock appreciation right shall terminate as of a date fixed by the Administrator and give the grantee the right to exercise such option or stock option right.

In the event of a merger or asset sale or other change in control, as defined by the Long-Term Incentive Plan, the administrator may, in its sole discretion, take any of the following actions or any other action the administrator deems to be fair to the holders of the awards:

•

Provide that all outstanding awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or parent or subsidiary of such successor corporation;

•

Prior to the occurrence of the change in control, provide that all outstanding awards to the extent they are exercisable and vested shall be terminated in exchange for a cash payment equal to the change in control price; or

•

Prior to the occurrence of the change in control, provide for the grantee to have the right to exercise the award as to all or a portion of the covered stock, including, if so determined by the administrator, in its sole discretion, shares as to which it would not otherwise be exercisable.

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of March 31, 2012, 99,995 shares have been issued under the ESPP and no additional shares will be issued under this plan.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of March 31, 2012, there were 8,174 Class A voting shares underlying options granted under the Birks ESOP following the Offer to Amend (as described below). The options outstanding under the Birks ESOP have a weighted average exercise price of $1.46.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

We have outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of March 31, 2012, there were 21,737 and 217,746 voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively. The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $1.00 and $6.06, respectively.

BOARD PRACTICES

Our bylaws state that the Board of Directors will meet immediately following the election of directors at any annual or special meeting of the shareholders and as the directors may from time to time determine.

Under our Articles of Incorporation, our directors serve one-year terms although they will continue in office until successors are appointed. None of the members of our Board has service agreements providing for benefits upon termination of employment, except for Mr. Andruskevich and Mr. Bédos. See “Additional Information—Material Contracts—Employment Agreements.”

During fiscal 2012, our Board of Directors held a total of 5 board of directors meetings and 19 committee meetings. During such period, seven out of the nine directors attended 100% of the meetings of the Board of Directors and two directors attended 80% of the Board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2012, our Board of Directors was composed of the following four main committees. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2012, the audit committee held four meetings and all members of the audit committee attended these meetings during such period except for one member who attended 75% of the meetings. During fiscal 2012, the audit committee was comprised of Louis Roquet (Chair), Emily Berlin and Guthrie Stewart, who replaced Ann Spector Lieff in September 2011, each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of Birks & Mayors. We have determined that Louis Roquet is financially sophisticated and have waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires us to designate an “audit committee financial expert” and we have not determined that any of our current directors would qualify as such.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks & Mayors. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2012, the compensation committee held five meetings and all of the members of the compensation committee attended these meetings during such period. During fiscal 2012, the compensation committee was comprised of Shirley Dawe (Chair), Guthrie J. Stewart and Elizabeth Eveillard, who replaced Ann Spector Lieff in September 2011. Every member of the Compensation Committee was an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks & Mayors.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and NYSE MKT listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2012, the corporate governance committee held four meetings and all members of the corporate governance committee attended these meetings during such period. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Louis Roquet, and Guthrie J. Stewart. Every member of the Corporate Governance Committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks & Mayors.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Dr. Lorenzo Rossi di Montelera (Chair), Thomas Andruskevich, Elizabeth Eveillard, Gérald Berclaz and Niccolò Rossi di Montelera. During fiscal 2012, the executive committee held six meetings and all of the members of the executive committee attended these meetings during such period except for one member who attended 67% of the executive committee meetings.

EMPLOYEES

As of March 31, 2012, we employed approximately 840 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 31, 2012:
Administration	224	112	336
Retail	305	197	502

Total	529	309	838

As of March 26, 2011:
Administration	219	111	330
Retail	290	211	501

Total	509	322	831

As of March 27, 2010:
Administration	206	114	320
Retail	330	223	553

Total	536	337	873

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of March 31, 2012 by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	9,346	*
Thomas Andruskevich(2)	562,434	13.4%
Jean-Christophe Bédos (3)	—	—
Gérald Berclaz	16,667	*
Shirley A. Dawe(4)	870	*
Emily Berlin(5)	47,821	1.3%
Elizabeth Eveillard(6)	91,296	2.5%
Louis L. Roquet	—	—
Niccolò Rossi di Montelera	—	—
Guthrie J. Stewart	—	—
Joe Keifer(7)	102,782	2.7%
Michael Rabinovitch(8)	12,680	*
John Orrico(9)	1,869	*
Albert J. Rahm, II	—	—

*	Less than 1%.

(1)	Includes (a) options to purchase 4,346 Class A voting shares which are currently exercisable or exercisable within 60 days at exercise prices ranging from $3.23 to $8.98 per share and expire over a period from October 1, 2012 to January 1, 2015, and (b) an option for 5,000 Class A voting shares at an exercise price Cdn$7.73 per share and expires on April 23, 2014. Dr. Rossi is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. In certain circumstances, Dr. Rossi may be delegated the authority from Rohan Private Trust Company Limited, the trustee of the Goldfish Trust, to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi expressly disclaims beneficial ownership over the shares held by Montrovest.
(2)	Includes (a) an option to purchase 242,944 Class A voting shares which is exercisable at a price of $1.00 per share and expires either two years after termination of employment for any reason or ten years after retirement, (b) an option to purchase 130,425 Class A voting shares exercisable at a price of $3.23 per share and expires the earlier of two years after termination of employment or ten years after grant, (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 per share and expire on August 20, 2022, (d) 17,390 SARs that are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020, and (e) 40,466 Class A voting shares.
(3)	Includes options to purchase 150,000 Class A voting shares, of which none are vested, exercisable at a price of $1.04 per share and which expire on January 4, 2022.
(4)	Includes 870 Class A voting shares.
(5)	Includes (a) an option to purchase 869 Class A voting shares exercisable at a price of $8.98 per share, which expires January 1, 2015, and (b) 46,952 Class A voting shares.
(6)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices ranging from $7.14 to $8.98 which expire over a period from January 1, 2014 to January 1, 2015, (b) 2,608 Class A voting shares held directly, and (c) 86,950 Class A voting shares owned by her husband.
(7)	Includes (a) options to purchase 43,475 Class A voting shares exercisable at a price of $3.23 per share and expire on May 6, 2012, (b) warrants to purchase 48,110 Class A voting shares exercisable at prices ranging from $3.34 to $6.21 and expire on August 20, 2022 and (c) 11,197 Class A voting shares. Mr. Keifer retired from the Company on May 6, 2011.
(8)	Includes stock appreciation rights to purchase 4,347 Class A voting shares which are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020 and options to purchase 25,000 Class A voting shares, of which 8,333 are vested, exercisable at a price of $1.25 and expire on September 23, 2020.
(9)	Includes options to purchase 1,869 Class A voting shares which are exercisable at a price of $1.05 per share and expire on April 16, 2020.

For arrangements involving the issuance or grant of our options or shares to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and “Additional Information—Material Agreements—Employment Agreements.”

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of March 31, 2012 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,673,615 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on March 31, 2012, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this prospectus of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of March 31, 2012 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Risk Factors.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust(2)	7,717,970	67.8%
Rohan Private Trust Company Limited(3)	7,717,970	67.8%
Thomas A. Andruskevich(4)	562,434	13.4%
Montrovest BV(5)	7,717,970	67.8%
Prime Investments S.A.(6)	1,536,047	41.8%
Dr. Robert B. Eckhardt(7)	262,000	7.1%
Dr. Caroline D. Eckhardt(7)	262,000	7.1%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest are beneficially owned by the Goldfish Trust. Dr. Rossi who is the Company’s Chairman of the Board of Directors is a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from Rohan Private Trust Company Limited, the trustee of the Goldfish Trust, to vote the shares held by Montrovest.
(3)	Trustee of the Goldfish Trust. Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(4)	Includes (a) options and SARs to purchase 390,759 Class A voting shares, (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(5)	Comprised of 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(6)	The Company has been advised that Osiya Trust Co. PTE. Ltd., as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments S.A.
(7)	The Company has been advised that Dr. Robert B. Eckhardt and Dr. Caroline D. Eckhardt share dispositive and voting power over 262,000 Class A voting shares.

As of May 31, 2011, there were a total of 302 holders of record of our class A voting shares, of which 228 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 75% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreement

On August 15, 2002, we entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply us and our subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2011, Birks purchased approximately $2.5 million of diamonds and finished goods from Prime Investments S.A. and related parties. As of March 31 2012, Prime Investments S.A. beneficially owns 41.8% of our outstanding Class A voting shares.

Management Consulting Services Agreement

In June 2011, we entered into a management consulting services agreement with Montrovest. Under the agreement, we pay Montrovest an annual retainer fees of €140,000 (equivalent to approximately $185,000 at the noon rate on April 25, 2012) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of our products as we may request. The agreement will remain in effect until June 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 day notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of our Corporate Governance Committee and board of directors. Mr. Berclaz, one of our directors, is the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Coda-Nunziante, our Group Vice President, Strategy and Business Development, is a managing director of Montrovest. In fiscal 2012, we paid approximately $158,000 under this agreement to Montrovest. The agreement was renewed for an additional one year period ending June 8, 2013. Our board of directors approved our entering into the agreement and its renewal with Montrovest in accordance with our Code of Conduct relating to related party transactions.

Management Subordination Agreement

On December 17, 2008, we entered into a management subordination agreement with Montrovest and our senior lenders whereby we were permitted, subject to applicable law and approval of our corporate governance committee, to pay Montrovest a success fee in the event that we actually receive net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee was to be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by us to be paid upon receipt thereof by us; and (ii) in the event that the net cash proceeds from such equity issuance was an amount greater than $10 million, then in addition to the 7% fee, a monthly management fee of $25,000 continuing through December 30, 2012; provided that such fees would not exceed in the aggregate $800,000 per year. In June 2011, subsequent to year end and in conjunction with the amendment and extension of our senior credit facilities and Montrovest cash advance agreements, the management subordination agreement was amended and restated to eliminate such fees and to allow us to pay Montrovest the annual retainer fee under the Management Consulting Services Agreement described in the immediately preceding paragraph.

Cash Advance Agreement

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2% and removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares. In addition, the amended and restated cash advance agreements provided for a one-time payment of an amendment fee of $75,000.

Consulting Services Agreement

On June 30, 2009, our board of directors approved us entering into a consulting services agreement with Gestofi S.A. in accordance with our Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman. The consulting services are provided to us for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and was renewed in June 2011 and in April 2012 for an additional year each. The agreement may be renewed for additional one year terms. Mr. Niccolò Rossi di Montelera is a member of our board of directors and the son of Dr. Rossi, our Chairman and a director of Gestofi.

Reimbursement Letter Agreement

In accordance with our Code of Conduct related to related party transactions, in April 2010, 2011 and 2012, our Corporate Governance Committee and board of directors approved the reimbursement to Regaluxe S.r.l. of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, our Chairman, for work performed on our behalf, up to a yearly maximum of $250,000. During fiscal 2012, we paid approximately $238,000 to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our Corporate Governance Committee and board of directors approved our entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to us to support the distribution of our products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, we pay Regaluxe S.r.l. a net price for the our products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement will remain in effect until May 30, 2012, and may be renewed by mutual agreement for additional one year terms. In February 2012, this agreement was renewed for an additional one year period. During fiscal year 2012, we paid approximately $11,000 to Regaluxe S.r.l. under this agreement.

Leases with Ivanhoe Cambridge

In February 2010, Lorna Telfer, the wife of one of our directors at the time, Peter O’Brien, was appointed Senior Vice President, General Counsel and Secretary of Ivanhoe Cambridge, one of our landlords in Canada. We have approximately seven out of our 59 real estate leases with Ivanhoe Cambridge. Since Ms. Telfer’s appointment through the end of Peter O’Brien’s term on the Board in October 2010, no new leases or lease amendments or renewals had been entered into with Ivanhoe Cambridge. However, we regularly made lease payments to Ivanhoe Cambridge in accordance with leases that were currently in place.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in this prospectus.

Employment Agreements

Thomas A. Andruskevich

Thomas A. Andruskevich was employed by Birks & Mayors, as well as by its subsidiary, Mayors. Accordingly, we had two employment agreements with Mr. Andruskevich, one of which was through Mayors. On April 21, 2011, the Company and Mayors, respectively, each entered into an Addendum to Employment Agreement with Mr. Andruskevich, extending the employment agreement indefinitely on the same terms and conditions until either party provides ninety days prior written notice to the other to terminate the employment agreement. The termination date could not be prior to March 31, 2012, and as such, the notice of termination could not be given prior to December 31, 2011. Mr. Andruskevich resigned from the Company effective March 31, 2012. In accordance with his employment agreements, as described below, we are paying Mr. Andruskevich his salary and benefits for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by twelve, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance. We have also allowed him to purchase Company used vehicles that he was using during his employment.

Birks Employment Agreement

Under the employment agreement, Mr. Andruskevich served as President and Chief Executive Officer of Birks & Mayors and received an annual base salary and an income bonus, which would be adjusted based upon the achievement of certain net income goals by Birks & Mayors in the preceding year set forth in our annual profit plan and strategic plan. Under the agreement, Mr. Andruskevich’s minimum base salary was $663,916 increased from $662,000 from the previous year due to a pre-existing performance based criteria. Additionally, Mr. Andruskevich would receive an annual performance bonus based upon the achievement of specific performance criteria, which were set each year by our compensation committee. Mr. Andruskevich was also entitled to certain benefits such as life insurance, health, dental and disability insurance, financial planning expenses and other reasonable expenses. Under his employment agreement since May 15, 1996, Mr. Andruskevich received three separate grants of stock options, namely, (i) an option with an anti-dilutive feature to subscribe for a number of our Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock (on a fully diluted basis); (ii) an option to subscribe for 126,272 Class A voting shares; and (iii) an option to subscribe for 126,266 Class A voting shares. Each such option was exercisable for a period of 10 years following retirement or two years after termination of his employment.

We entered into an Amendment to Employment Agreement with our Chief Executive Officer, Thomas Andruskevich, dated March 16, 2010, to cancel the outstanding options for 509,121 Class A voting shares at exercise prices ranging from Cdn$6.00 to Cdn$7.00 per share held by Mr. Andruskevich, including the anti-dilutive feature, referenced in his employment agreement dated April 16, 2008. In addition, we entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010, granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00 per share. This amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares. The cash payment will be equal to the fair market value of the Class A voting shares on the date of exercise reduced by the exercise price applicable to such new option.

Pursuant to Mr. Andruskevich’s employment agreement with us, we could terminate Mr. Andruskevich’s employment with just and sufficient cause for such termination. If we desired to terminate the agreement, we had to provide Mr. Andruskevich with a ninety days notice, provided, however that such notice of termination could not provide for a termination date prior to March 31, 2012. If we wished to terminate the agreement and Mr. Andruskevich was unable to find suitable employment for a period of up to twelve months from the date of termination, we had to compensate Mr. Andruskevich and entitle him to benefits through the date of termination and for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. If we terminated the agreement without cause or Mr. Andruskevich resigned for good reason, Mr. Andruskevich was entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending on or prior to the date of such termination, benefits, as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance.

Additionally, we would pay Mr. Andruskevich his base salary and pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the we would continue to pay his base salary and the said average annual bonus on a monthly basis for an additional period of up to twelve months should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminated as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he would receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him. The agreement prohibited Mr. Andruskevich from competing with us in our business for or on behalf of any entity whose operations are located primarily in Canada in the States of Florida or Georgia or any state or foreign country in which Birks receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continued to receive payments or had received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the twelve month period immediately following the date of his departure. During, the non-compete period, Mr. Andruskevich also agreed not to solicit any of our senior executives.

Mayors Employment Agreement

Under the Mayors employment agreement, Mr. Andruskevich served as the Chairman of the Board of Directors of Mayors, and as President and Chief Executive Officer of Mayors and received an annual base salary from Mayors of $600,000 and had the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which were set each year by the compensation committee and approved by the Board of Directors. Mr. Andruskevich was also entitled to certain benefits such as an executive retirement benefit, life, disability, health, dental and vision insurance and other reasonable expenses.

Pursuant to his employment agreement with Mayors, if Mayors wished to terminate the agreement, it had to provide Mr. Andruskevich with a ninety days notice, provided, however that such notice of termination could not provide for a termination date prior to March 31, 2012. If Mayors wished to terminate the agreement and Mr. Andruskevich was unable to find suitable employment for a period of up to twelve months from the date of termination, Mayors had to compensate Mr. Andruskevich and entitle him to benefits through the date of termination and for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance.

If Mayors terminated the agreement without cause or Mr. Andruskevich resigned for good reasons, Mr. Andruskevich was entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment of $39,000 for disability and life insurance. Additionally, Mayors had to pay Mr. Andruskevich his base salary and a pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and we would continue to pay his base salary and the said average annual bonus payable on a monthly basis for an additional period of up to twelve months should Mr. Andruskevich be unable to find another suitable employment position. If Mr. Andruskevich’s employment was terminated without cause or if he resigned for good reason within the two year period following a change of control, Mr. Andruskevich would receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich would also be entitled to certain bonus compensation and a lump sum cash payment of $39,000 for disability and life insurance as well as a gross-up amount that on an after-tax basis equals the excise tax that would be imposed on the foregoing amounts. If Mr. Andruskevich’s employment terminated as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he would receive his base salary though the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment up to a maximum period of twelve months during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the twelve month period immediately following the date of his departure, and to solicit Mayor’s senior executives.

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who succeeded Mr. Andruskevich as the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of CDN$700,000, an annual cash bonus set at a minimum of CDN$282,500 for fiscal year ending March 30, 2013, an option to purchase 150,000 shares of the Company’s Class A voting shares that will vest over three years and other health and retirement benefits. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

OTHER INFORMATION

On September 15, 2011, the Annual Meeting of our shareholders was held in Montreal, Quebec. The shareholders of record at the close of business on August 5, 2011, or the “Record Date,” were entitled to vote at the Annual Meeting. As of the Record Date, we had 3,673,615 Class A voting shares outstanding (which entitle holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle holder to 10 votes per share) and no preferred shares outstanding.

Following the distribution of the management proxy circular for the Annual Meeting, we were informed that Ms. Ann Spector Lieff decided, for personal reasons, not to stand for re-election. After having been informed by Ms. Lieff that she would not stand for re-election, we set the number of directors to be elected to serve until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed at a total of 9 directors, rather then 10. We thanked Ms. Lieff for her dedication and contribution to the Board and to us.

Our shareholders elected as directors Dr. Lorenzo Rossi di Montelera, Thomas A. Andruskevich, Gérald Berclaz, Emily Berlin, Shirley A. Dawe, Elizabeth M. Eveillard, Louis L. Roquet, Niccolò Rossi di Montelera and Guthrie J. Stewart to hold office until the next succeeding annual meeting of shareholders or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes
Dr. Lorenzo Rossi di Montelera	79,300,922	48,969	921,551
Thomas A. Andruskevich	79,299,932	49,959	921,551
Gérald Berclaz	79,300,930	48,961	921,551
Emily Berlin	79,300,930	48,961	921,551
Shirley A. Dawe	79,301,536	48,355	921,551
Elizabeth M. Eveillard	79,300,930	48,961	921,551
Louis L. Roquet	79,301,528	48,363	921,551
Niccolò Rossi di Montelera	79,300,930	48,961	921,551
Guthrie J. Stewart	79,300,930	48,961	921,551

The shareholders authorized the appointment of KPMG LLP as our independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 80,239,285 shares in favor, no shares against and 32,024 shares abstaining. There were 133 broker non-votes with respect to this proposal.

EXCHANGE CONTROLS

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our Articles of Incorporation or our other organizational documents on the right of a non-resident of Canada to hold or vote our Class A voting shares, other than as provided in the North American Free Trade Agreement Implementation Act (Canada) and in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms, and in certain cases an exemption will apply, for an investor ultimately controlled by persons who are nationals of a WTO Member or have the right of permanent residence in relation thereto.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 24, 2011, we have not hedged these interest rate risks. As of September 24, 2011 and March 26, 2011, we had approximately $85.2 million and $74.2 million, respectively, of floating-rate debt and an additional $18.0 million and $12.5 million, respectively, of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million and $0.7 million as of September 24, 2011 and March 26, 2011, respectively.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 24, 2011, we had not hedged these foreign exchange rate risks.

As of September 24, 2011 and March 26, 2011, we had approximately $13.5 million and $15.4 million, respectively, of net liabilities subject to transaction foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 24, 2011 and March 26, 2011, our earnings would have increased or decreased, respectively, by approximately $1.4 million and $1.5 million, respectively. This analysis does not consider the impact of fluctuations in U.S and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our secured revolving credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 24, 2011 and March 26, 2011, our borrowing availability would have increased or decreased, respectively, by approximately $0.3 million and $2.3 million, respectively. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in those various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 24, 2011. Our retail sales could also be impacted if prices of gold, silver and platinum rise so significantly that our consumers’ behavior changes.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF

BIRKS CLASS A VOTING SHARES

The following discussion is based on the U.S. Internal Revenue Code of 1986 (the Code), applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions currently in effect, all of which could change. Any change, which may be retroactive, could result in U.S. federal income tax consequences different from those discussed below. The discussion is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

Except where specifically noted, the discussion below does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences). The discussion below relates to persons who hold Birks & Mayors Class A voting shares as capital assets within the meaning of Section 1221 of the Code. The tax treatment of those persons may vary depending upon the holder’s particular situation, and some holders may be subject to special rules not discussed below. Those holders would include, for example:

•	banks, insurance companies, trustees and mutual funds;

•	tax-exempt organizations;

•	financial institutions;

•	pass-through entities and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	holders who are not U.S. Holders (as defined below);

•	persons whose “functional currency” is not the U.S. dollar;

•	holders who are subject to the alternative minimum tax; and

•	holders of Birks & Mayors Class A voting shares who own 5% or more of either the total voting power or the total value of the outstanding Class A voting shares of Birks & Mayors.

Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership of Birks & Mayors Class A voting shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used in this document, the term “U.S. Holder” means a beneficial holder of Birks & Mayors Class A voting shares that is (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision of the U.S., (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the U.S. and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds Birks & Mayors Class A voting shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Birks & Mayors Class A voting shares should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Dividends and Distributions

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of dividends paid to U.S. Holders of our Class A voting shares, including amounts withheld to reflect Canadian withholding taxes, will be treated as dividend income to these U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. Holder on the day actually or constructively received by the U.S. Holder. Dividends generally will not be eligible for the dividends received deduction allowed to corporations upon the receipt of dividends distributed by U.S. corporations.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our Class A voting shares will be treated as income from sources outside the U.S. and generally will constitute “passive income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). U.S. Holders should consult their tax advisors to determine their eligibility to use foreign tax credits.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our Class A voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Class A voting shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the NYSE MKT, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Class A Voting Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our Class A voting shares in an amount equal to the difference between the amount realized for our Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of currently 15%. Absent further legislation, the 15% maximum rate will rise to 20% for the tax years beginning after December 31, 2012. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that our Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue our operations in such a manner that we will not be a PFIC. In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of income of the other company. Based on the nature of our income, assets and activities, and the manner in which we plan to operate our business in future years, we do not expect that we will be classified as a PFIC for any taxable year.

If, however, we are or become a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to our Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our Class A voting shares or the proceeds received on the sale, exchange, or redemption of our Class A voting shares paid within the United States (and in certain cases, outside of the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

We file reports, including Annual Reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the following location of the SEC, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports and other information with the SEC. We have filed with the SEC a registration statement on Form F-1 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The registration statement, including all exhibits, and any materials we filed with the SEC, may be inspected without charge, and copied, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue semi-annual press releases on Form 6-K containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

LEGAL MATTERS

The validity of the Class A voting shares being offered hereby is being passed upon for us by Stikeman Elliott LLP.

EXPERTS

Our consolidated financial statements as of March 26, 2011 and March 27, 2010 and for the years ended March 26, 2011, March 27, 2010, and March 28, 2009 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

AUDITED FINANCIAL STATEMENTS:

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 24, 2011	March 26, 2011
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$4,337	$3,342
Accounts receivable	7,235	8,120
Inventories	146,032	141,843
Prepaids and other current assets	2,931	2,409

Total current assets	160,535	155,714
Property and equipment	24,842	26,270
Intangible assets	981	1,011
Other assets	2,594	1,328

Total non-current assets	28,417	28,609

Total assets	$188,952	$184,323

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$73,847	$61,928
Accounts payable	44,977	48,262
Accrued liabilities	9,771	9,092
Current portion of long-term debt	3,953	4,339

Total current liabilities	132,548	123,621

Long-term debt	47,473	45,976
Other long-term liabilities	3,753	3,386

Total long-term liabilities	51,226	49,362

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,673,615 and 3,672,535, respectively	22,283	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,790	15,752
Accumulated deficit	(77,187)	(71,586)
Accumulated other comprehensive income	5,679	6,279

Total stockholders’ equity	5,178	11,340

Total liabilities and stockholders’ equity	$188,952	$184,323

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 24, 2011	26 weeks ended September 25, 2010
Net sales	$129,894	$111,212
Cost of sales	72,334	63,761

Gross profit	57,560	47,451
Selling, general and administrative expenses	55,204	48,606
Depreciation and amortization	2,348	2,703

Total operating expenses	57,552	51,309

Operating income (loss)	8	(3,858)
Interest and other financial costs	5,586	5,656

Loss before income taxes	(5,578)	(9,514)
Income tax expense	23	24

Net loss	$(5,601)	$(9,538)

Weighted average common shares outstanding, basic and diluted	11,391	11,390

Net loss per common share, basic and diluted	$(0.49)	$(0.84)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 24, 2011	26 weeks ended September 25, 2010
Cash flows (used in) provided by operating activities:
Net loss	$(5,601)	$(9,538)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,514	2,936
Amortization of debt costs	484	789
Other operating activities, net	55	224
Decrease (increase) in:
Accounts receivable	680	1,912
Inventories	(8,039)	3,140
Prepaids and other current assets	(616)	(431)
(Decrease) increase in:
Accounts payable	(2,119)	(3,942)
Accrued liabilities and other long-term liabilities	1,407	(1,322)

Net cash used in operating activities	(11,235)	(6,232)

Cash flows used in investing activities:
Additions to property and equipment	(1,714)	(1,102)

Net cash used in investing activities	(1,714)	(1,102)

Cash flows provided by (used in) financing activities:
Increase in bank indebtedness	13,444	9,677
Repayment of obligations under capital leases	(957)	(883)
Payment of loan origination fees and costs	(1,845)	(13)
Repayment of long-term debt	(2,104)	(1,917)
Increase in long-term debt	5,502	—

Net cash provided by financing activities	14,040	6,864
Effect of exchange rate on cash	(96)	(5)

Net increase (decrease) in cash and cash equivalents	995	(475)
Cash and cash equivalents, beginning of year	3,342	3,403

Cash and cash equivalents, end of period	$4,337	$2,928

Supplemental disclosure of cash flow information:
Interest paid	$5,503	$4,782
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$9
Property and equipment additions included in accounts payable and accrued liabilities	$633	$231

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Significant Accounting Policies and Future Operations

Basis of Presentation

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”) and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week periods ended September 24, 2011 and September 25, 2010 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 26, 2011, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2011.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 26, 2011 as fiscal 2011, and the current fiscal year ending March 31, 2012 as fiscal 2012. Fiscal 2011 consists of a fifty-two week period and fiscal 2012 consists of a fifty-three week period.

Significant Accounting Policies

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable, provisions for income taxes, valuation of deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic and retail environments, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. While the Company renewed its senior secured revolving credit facility and senior secured term loans in June 2011, the Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior secured revolving credit facilities. Both its senior secured revolving credit facility lenders and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no discretionary reserves were imposed during the first six months of fiscal 2012, and during fiscal 2010 and 2011, during fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $12.5 million and a $5 million seasonal availability block are imposed from December 20th to January 20th and from January 21st to February 10th, respectively. Both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, there could be significant uncertainty about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

2. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 24, 2011, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 24, 2011 and for the comparable period ended September 25, 2010. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, including the tax benefits related to the current year’s operating losses, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 24, 2011, the Company had recorded a valuation allowance of $59.2 million against the full value of the Company’s net deferred tax assets.

3. Net Loss Per Common Share

For the twenty-six week period ended September 24, 2011, the Company’s net loss per common share on a basic and diluted basis was $0.49. Excluded from the computation of net loss per diluted share were 566,637 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

For the twenty-six week period ended September 25, 2010, the Company’s net loss per common share on a basic and diluted basis was $0.84. Excluded from the computation of net loss per diluted share were 651,923 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 24, 2011	As of March 26, 2011
	(In thousands)
Raw materials	$7,518	$4,420
Work in progress	1,268	655
Retail inventories and manufactured finished goods	137,246	136,768

	$146,032	$141,843

5. Bank Indebtedness and Long-term Debt

In June 2011, the Company executed an amendment and extension of its $132 million senior secured revolving credit facility and $12.5 million senior secured term loan, which was set to expire in December 2011. The $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds), which represented an effective interest rate at September 24, 2011 of 3.5%. The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. At September 24, 2011, the interest rate on the senior secured term loan was 11% per annum. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times.

Both the senior secured credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, the senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility and secured term loan contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

6. Related Party Transactions

In June 2011, contemporaneously with the amendment of our senior credit facilities, we amended the terms of the $5.0 million cash advance agreements with our controlling shareholder, Montrovest B.V. The annual interest paid on these cash advances was reduced from 16%, net of any withholding taxes, or an effective interest rate of approximately 17.8% to an annual interest rate of 11%, net of any withholding taxes, or an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement, and (iii) allowed for the one-time payment of a closing fee of $75,000.

7. Segmented Information

The Company has two reportable segments, Retail and Other. At September 24, 2011, Retail operated 32 stores across Canada under the Birks brand, 26 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of a) our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts, b) the Company’s gold exchange business which purchases platinum, gold and silver jewelry from clients and refines the metals purchased, c) manufacturing which produces unique products for the retail and corporate sales divisions and d) results of wholesale sales and internet sales.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 24, 2011 and September 25, 2010 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/24/11	26 weeks ended 9/25/10	26 weeks ended 9/24/11	26 weeks ended 9/25/10	26 weeks ended 9/24/11	26 weeks ended 9/25/10
	(In thousands)
Sales to external customers	$119,129	$105,553	$10,765	$5,659	$129,894	$111,212
Inter-segment sales	—	—	$13,083	$9,896	$13,083	$9,896
Unadjusted gross profit	$54,232	$46,666	$6,844	$3,352	$61,076	$50,018

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 24, 2011 and September 25, 2010:

	26 weeks ended September 24, 2011	26 weeks ended September 25, 2010
	(In thousands)
Unadjusted gross profit	$61,076	$50,018
Inventory provisions	(1,299)	(1,174)
Other unallocated costs	(1,894)	(1,460)
(Elimination)/Recognition of intercompany gross profit	(323)	67

Gross profit	$57,560	$47,451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 26, 2011 and March 27, 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 26, 2011, March 27, 2010 and March 28, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birks & Mayors Inc. and subsidiaries as of March 26, 2011 and March 27, 2010 and their consolidated results of operations and their consolidated cash flows for the years ended March 26, 2011, March 27, 2010 and March 28, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

Chartered Accountants

Montréal, Canada

July 8, 2011

*	CA Auditor permit no. 13381

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$3,342	$3,403
Accounts receivable	8,120	9,497
Inventories	141,843	143,817
Assets held for sale	—	924
Prepaids and other current assets	2,409	2,297

Total current assets	155,714	159,938
Property and equipment	26,270	28,014
Intangible assets	1,011	1,072
Other assets	1,328	2,710

Total non-current assets	28,609	31,796

Total assets	$184,323	$191,734

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$61,928	$64,520
Accounts payable	48,262	43,530
Accrued liabilities	9,092	7,806
Current portion of long-term debt	4,339	4,852

Total current liabilities	123,621	120,708
Long-term debt	45,976	48,872
Other long-term liabilities	3,386	3,767

Total long-term liabilities	49,362	52,639
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,672,535 and 3,672,407, respectively	22,282	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,752	15,728
Accumulated deficit	(71,586)	(63,840)
Accumulated other comprehensive income	6,279	5,604

Total stockholders’ equity	11,340	18,387

Total liabilities and stockholders’ equity	$184,323	$191,734

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Thomas A. Andruskevich	/s/ Louis L. Roquet
Thomas A. Andruskevich, Director	Louis L. Roquet, Director

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands, except per share amounts)
Net sales	$270,948	$255,057	$270,896
Cost of sales	154,853	150,606	155,297

Gross profit	116,095	104,451	115,599
Selling, general and administrative expenses	107,231	106,252	113,990
Impairment of goodwill and long-lived assets	—	1,353	13,555
Depreciation and amortization	5,267	5,192	6,212

Total operating expenses	112,498	112,797	133,757

Operating income (loss)	3,597	(8,346)	(18,158)
Interest and other financing costs	11,319	11,127	9,967

Loss before income taxes	(7,722)	(19,473)	(28,125)
Income tax expense (benefit)	24	(2)	32,854

Net loss	$(7,746)	$(19,471)	$(60,979)

Weighted average common shares outstanding
Basic	11,390	11,390	11,339
Diluted	11,390	11,390	11,339
Net loss per share
Basic	$(0.68)	$(1.71)	$(5.38)
Diluted	$(0.68)	$(1.71)	$(5.38)

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Voting common stock outstanding	Voting common stock	Additional paid- in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 29, 2008	11,280,135	60,813	15,699	16,610	(250)	92,872
Net loss	—	—	—	(60,979)	—	(60,979)
Cumulative translation adjustment	—	—	—	—	2,990	2,990

Total comprehensive loss	—	—	—	—	—	(57,989)
Issuance of shares under ESPP and exercise of stock options	110,242	82	—	—	—	82
Compensation expense resulting from SARS granted to Management and Directors	—	—	3	—	—	3

Balance at March 28, 2009	11,390,377	60,895	15,702	(44,369)	2,740	34,968

Net loss	—	—	—	(19,471)	—	(19,471)
Cumulative translation adjustment	—	—	—	—	2,864	2,864

Total comprehensive loss	—	—	—	—	—	(16,607)
Compensation expense resulting from SARS granted to Directors	—	—	1	—	—	1
Compensation expense resulting from amendment of previously granted SARS and stock options to Management	—	—	25	—	—	25

Balance at March 27, 2010	11,390,377	$60,895	$15,728	$(63,840)	$5,604	$18,387

Net loss	—	—	—	(7,746)	—	(7,746)
Cumulative translation adjustment	—	—	—	—	675	675

Total comprehensive loss	—	—	—	—	—	(7,071)
Compensation expense resulting from stock options granted to Management	—	—	19	—	—	19
Exercise of stock options	128	—	—	—	—	—
Compensation expense resulting from amendment of previously granted stock options to employees	—	—	5	—	—	5

Balance at March 26, 2011	11,390,505	$60,895	$15,752	$(71,586)	$6,279	$11,340

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Cash flows provided by (used in) operating activities:
Net loss	$(7,746)	$(19,471)	$(60,979)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income taxes	—	—	32,854
Depreciation and amortization	5,788	5,922	7,054
Amortization of debt costs	1,614	1,615	797
Goodwill impairment	—	—	11,208
Impairment of long-lived assets	—	1,353	2,347
Other operating activities, net	(344)	(593)	(838)
Decrease (increase) in:
Accounts receivable	1,563	2,188	(532)
Inventories	5,457	24,692	11,312
Other current assets	(46)	531	2,376
Increase (decrease) in:
Accounts payable	3,277	12,321	(6,101)
Accrued liabilities and other long-term liabilities	751	637	471

Net cash provided by (used in) operating activities	10,314	29,195	(31)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(2,567)	(1,725)	(4,939)
Proceeds from sale of assets held for sale	975	—	—
Other investing activities, net	(27)	86	(63)

Net cash used in investing activities	(1,619)	(1,639)	(5,002)

Cash flows (used in) provided by financing activities:
Decrease in bank indebtedness	(3,380)	(26,529)	(16,311)
Repayment of obligations under capital leases	(2,743)	(1,724)	(2,007)
Increase in obligations under capital leases	—	—	2,899
Payment of loan origination fees and costs	—	(110)	(3,595)
Repayment of long-term debt	(2,707)	(2,439)	(946)
Increase in long-term debt	—	4,328	23,973
Other financing activities	(29)	53	97

Net cash (used in) provided by financing activities	(8,859)	(26,421)	4,110
Effect of exchange rate on cash	103	240	(219)

Net (decrease) increase in cash and cash equivalents	(61)	1,375	(1,142)
Cash and cash equivalents, beginning of year	3,403	2,028	3,170

Cash and cash equivalents, end of year	$3,342	$3,403	$2,028

Supplemental disclosure of cash flow information:
Interest paid	$9,866	$10,106	$9,828
Non-cash transactions:
Property and equipment additions acquired through capital leases	$322	$75	$—
Property and equipment additions included in accounts payable and accrued liabilities	$341	$197	$209

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Birks & Mayors Inc. (“Birks & Mayors”) or (“Birks”) or (“the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009 include fifty-two weeks.

1.	Basis of presentation and future operations:

Basis of presentation

These consolidated financial statements include the accounts of the Canadian parent company Birks & Mayors and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and are reported in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, valuation of deferred tax assets and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic and retail environment, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. While the Company renewed its senior secured revolving credit facility and senior secured term loans in June 2011, the Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior secured revolving credit facilities. Both its senior secured revolving credit facility lenders and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lenders may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. No discretionary reserves were imposed during fiscal 2011 and 2010, however, during fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit facility lenders have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block was imposed by the senior secured revolving credit facility lenders and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively. In June 2011, upon the amendment of the senior credit facilities, the availability blocks have been changed. Under the terms of the amended facilities, a $12.5 million and a $5 million seasonal availability block are imposed from December 20th to January 20th and from January 21st to February 10th, respectively. Both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

2.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Based on historical redemption rates, gift certificates and store credits, not subject to unclaimed property laws, are recorded as income. Gift certificates and store credits outstanding and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances.

Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns and sales taxes. The Company generally gives its customers the right to return merchandise purchased by them within 10 to 90 days, depending on the product sold and records a provision at the time of sale for the effect of the estimated returns. Revenues for repair services are recognized when the service is delivered to and accepted by the customer.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Revenue related to the Company’s purchases of gold and other precious metals from our customers are recognized when the Company delivers the goods, and receives and accepts an offer from a refiner to purchase the gold and other precious metal.

(b)	Cost of sales:

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $521,000, $730,000 and $842,000 for the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.7 million at March 26, 2011 and $1.8 million at March 27, 2010.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of the Mayors credit card and sales to Birks & Mayors corporate customers. Several installment sales plans are offered to the Mayors credit card holders which vary as to repayment terms and finance charges assessed. Finance charges on Mayors’ consumer credit receivables, when applicable, accrue at rates ranging from 7.9% to 18% per annum. Finance charges on Mayors consumer credit accounts are not significant. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The Company guarantees a portion of its private label credit card sales to its credit card vendor. The Company maintains a liability associated with these outstanding amounts. Similar to the allowance for doubtful accounts, the liability related to these guaranteed sales amounts are based on a combination of factors including the length of time the receivables are past due to the Company’s credit card vendor, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences of similar credits. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(e)	Inventories:

Retail inventories and inventories of raw materials are valued at the lower of average cost or market. Inventories of work in progress and Company manufactured finished goods are valued at the lower of average cost (which includes material, labor and overhead costs) or market. The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight and duties are included in the carrying value of the inventories.

The allowance for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at our factories and distribution centers. Such estimates are based on experience and the shrink results from the last physical inventory. The shrink rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink allowance. Inventory is written down for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(f)	Assets held for sale:

Assets held for sale represent assets owned by the Company that management has committed to sell in the near term and has either identified or is actively seeking out potential buyers for these assets as of the balance sheet date. As of March 27, 2010, assets included in this line item were comprised of the Company’s manufacturing facility and land in Rhode Island. Assets held for sale are valued at the lower of their carry value or fair value less cost to sell. The capital lease liability associated with this facility was included in the current portion of long-term debt on the balance sheet as of March 27, 2010. During the year ended March 26, 2011, the Company sold the manufacturing facility and land included in this category and paid off its capital lease liability associated with the facility. No material gain or loss was recorded related to the sale of these assets.

(g)	Property and equipment:

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	Lesser of term of the lease or the economic life
Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	3 - 10 years
Molds	2 - 5 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(h)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. During fiscal 2009, due to a combination of factors, including a significant decline in the Company’s stock price and its impact on the Company’s market capitalization as compared to its net book value, as well as the impact of economic downturn on customer demand especially during the holiday season, illiquidity in the overall credit markets and continued forecasted declines in customer demand in the luxury retail market, the Company performed a two-step impairment analysis which required the Company to estimate the fair value of its retail reporting unit based upon its projection of revenues, operating costs, and cash flows considering historical and anticipated future results. The valuation employs a combination of present value techniques to measure fair value and considers market factors. The key assumptions used to determine the fair value of our reporting units were: (a) expected cash flow for a period of five years; (b) terminal values based upon terminal growth rate of 3%; and (c) a discount rate of 11% which was based on the Company’s best estimate during the period of the weighted average cost of capital adjusted for risks associated with its retail reporting unit. Based on its analysis, the Company determined that the entire carrying amount of the goodwill recorded on its books was impaired and therefore, the Company recognized an $11.2 million impairment charge during fiscal 2009.

Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.5 million of unamortized intangible assets at March 26, 2011 and March 27, 2010. The Company had $0.5 million and $0.4 million of accumulated amortization of intangibles at March 26, 2011 and March 27, 2010, respectively.

(i)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the related period of the financing. Such deferred costs are included in other assets in the accompanying consolidated balance sheets.

(j)	Warranty accrual:

The Company generally provides warranties on its jewelry and watches for periods extending up to three years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

(k)	Income taxes:

The Company accounts for income taxes in accordance with U.S. GAAP. Under U.S. GAAP, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more-likely-than-not, a valuation allowance is provided (see note 9(a) to the Company’s Consolidated Financial Statements).

(l)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains (losses) on foreign exchange of $0.4 million, $1.5 million and ($0.8 million) are recorded in cost of goods sold for the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively and $12,000 and $0.7 million of gains on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operations for the years ended March 26, 2011 and March 27, 2010, respectively. There were no foreign exchange gains or losses associated with U.S. dollar denominated debt in the year ended March 28, 2009.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Birks & Mayors’ Canadian operations’ functional currency is the Canadian dollar while the reporting currency of the Company is the U.S. dollar. The assets and liabilities denominated in Canadian dollars are translated for reporting purposes at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at average exchange rates prevailing during the periods. The resulting gains and losses are accumulated in other comprehensive income.

(m)	Asset impairment:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairment charge was required in fiscal 2011. During fiscal 2010 and 2009, the Company’s evaluation resulted in the determination that the carrying value of long-lived assets, primarily leasehold improvements at certain of the Company’s U.S. retail stores and one if its manufacturing facilities in the U.S. would likely not be recovered through estimated future cash flows, considering assumptions regarding the expected lives of those assets. As a result, the Company recorded impairment charges of $0.9 million and $2.3 million in fiscal 2010 and 2009, respectively, to reduce the carrying value of these assets to their estimated fair value. During fiscal 2010, the Company also evaluated the carrying value of assets held for sale to determine if, based on market conditions, the value of these assets should be adjusted. Based on offers to purchase and third-party real estate valuation sources at the time, the Company determined that the carrying value of these assets were higher than the estimated market value less selling costs. Accordingly, the Company recorded an impairment charge of $0.5 million during fiscal 2010.

(n)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $2.9 million, $2.5 million and $3.6 million in the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $8.0 million, $9.5 million and $10.5 million in the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed in the period incurred.

(p)	Operating leases:

All material lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods, however, renewal periods would be included in instances in which the exercise of the renewal period option would be reasonably assured and failure to exercise such option would result in an economic penalty. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales.

(q)	Earnings per common share:

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 26, 2011, March 27, 2010 and March 28, 2009:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands, except per share data)
Basic loss per common share computation:
Numerator:
Net loss	$(7,746)	$(19,471)	$(60,979)
Denominator:
Weighted-average common shares outstanding	11,390	11,390	11,339
Loss per common share	$(0.68)	$(1.71)	$(5.38)
Diluted loss per common share computation:
Numerator:
Net loss	$(7,746)	$(19,471)	$(60,979)
Denominator:
Weighted-average common shares outstanding	11,390	11,390	11,339
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	—	—

Weighted-average common shares outstanding – diluted	11,390	11,390	11,339
Diluted loss per common share	$(0.68)	$(1.71)	$(5.38)

For the year ended March 26, 2011, the effect from the assumed exercise of 547,326 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 21,737 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect. For the year ended March 27, 2010, the effect from the assumed exercise of 676,454 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 21,737 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect. For the year ended March 28, 2009, the effect from the assumed exercise of 1,013,000 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. At March 26, 2011 and March 27, 2010, there were no contracts outstanding.

3.	Accounts receivable:

Accounts receivable at March 26, 2011 and March 27, 2010 consist of the following:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Customer trade receivables	$6,502	$6,920
Other receivables	1,618	2,577

	$8,120	$9,497

Included in customer trade receivables as of March 26, 2011 and March 27, 2010, was $0.7 million and $0.4 million, respectively, of net trade receivables on nonaccrual status.

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 29, 2008	$1,191
Additional provision recorded	851
Net write-offs	(253)

Balance March 28, 2009	1,789
Additional provision recorded	1,143
Net write-offs	(414)

Balance March 27, 2010	2,518
Additional provision recorded	247
Net write-offs	(283)

Balance March 26, 2011	$2,482

Certain sales plans relating to customers use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $3.8 million and $3.7 million at March 26, 2011 and March 27, 2010, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

4.	Inventories:

Inventories are summarized as follows:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Raw materials	$4,420	$3,346
Work in progress	655	712
Retail inventories and manufactured finished goods	136,768	139,759

	$141,843	$143,817

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 29, 2008	$2,941
Additional charges	1,442
Deductions	(1,405)

Balance March 28, 2009	2,978
Additional charges	2,625
Deductions	(713)

Balance March 27, 2010	4,890
Additional charges	1,535
Deductions	(1,339)

Balance March 26, 2011	$5,086

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Land	$6,661	$6,333
Buildings	9,462	8,822
Leasehold improvements	49,120	47,332
Equipment and vehicles	2,338	2,201
Molds	6,092	5,626
Furniture and fixtures	10,356	10,121
Software and electronic equipment	19,063	17,489

	103,092	97,924
Accumulated depreciation	(76,822)	(69,910)

	$26,270	$28,014

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Property and equipment, having a cost of $20.3 million and a net book value of $12.1 million at March 26, 2011, and a cost of $20.5 million and a net book value of $13.3 million at March 27, 2010, are under capital leasing arrangements.

6.	Bank indebtedness:

During fiscal 2009, the Company executed an amendment and extension of its senior secured revolving credit facility. The Company’s $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $132 million and bears interest in the range of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility. This credit facility has a three-year term expiring in December 2011 and is primarily to be used to finance inventory, capital expenditures, working capital and provide liquidity for other general corporate purposes. In June 2011, subsequent to year end, the senior secured revolving credit facility was amended and extended. See Note 16 Subsequent events for more information on the amended facility.

As of March 26, 2011 and March 27, 2010, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $61.9 million and $64.5 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. No discretionary reserves were imposed during fiscal 2011 and 2010, however, during fiscal 2009 from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million.

While the Company’s senior secured revolving credit facility lenders have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block were imposed by the senior secured revolving credit facility lenders and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively. Subsequent to year end, the seasonal availability block amounts have been changed as part of the amended senior secured revolving credit facility. See Note 16 Subsequent Events for amended availability block amounts. The Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. As of March 26, 2011, a 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $214,000 increase or decrease in the amount of excess availability. The Company’s excess borrowing capacity was $20.5 million as of March 26, 2011.

The senior secured revolving credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends. Besides these financial covenants related to paying dividends, the terms of this facility provide that no financial covenants are required to be met.

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Maximum borrowing outstanding during the year	$90,636	$98,763
Average outstanding balance during the year	$69,907	$83,112
Weighted average interest rate for the year	3.8%	3.7%
Effective interest rate at year-end	4.0%	3.6%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $255,676,000 (CAN$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademark and stock of the Company’s subsidiaries.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Term loan from GB Merchants that is subordinated in lien priority to the Company’s senior secured revolving credit facility and bears interest at an annual rate of the greater of 16% per annum or one-month LIBOR based rate plus 12% with a three-year term expiring in December 2011.	$12,500	$13,000
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment and is repayable in monthly installments of approximately $155,960 (Cdn$152,500). The balance at March 26, 2011 and March 27, 2010 was Cdn$14,607,000 and Cdn$14,956,000, respectively.	14,939	14,442
Term loan from Investissement Québec of Cdn$10 million, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in April 2012 in 48 equal monthly capital repayments of $213,063 (Cdn$208,333), secured by the assets of the Company.	10,227	9,723
Obligations under capital leases, at annual interest rates between 6% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates from June 2009 to December 2012.	3,900	5,025
Non-interest bearing notes payable with a 10% imputed interest rate entered into in connection with the acquisition of certain assets of Brinkhaus, repayable in three equal installments of $1,739,000 (Cdn$1,700,000, including imputed interest), payable in June 2009, April 2010 and April 2011. The balance at March 26, 2011 and March 27, 2010 was Cdn$1,686,000 and Cdn$3,212,000, respectively.	1,724	3,123
Cash advance provided by the Company’s controlling shareholder bearing interest at an annual rate of 17.8%, including withholding taxes (Note 14(c))	5,000	5,000
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 3.5%, repayable beginning in May 2009 in 20 monthly capital repayments of $36,000 (Cdn$35,000) and 40 monthly payments of $56,200 (Cdn$55,000), secured by the assets of the Company and subject to certain financial covenants. The balance at March 26, 2011 and March 27, 2010 was Cdn$1,980,000 and Cdn$2,480,000, respectively. (b)	2,025	2,411
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5,400, maturing in March 2025, secured by the property, second position on other assets of Cash Gold and Silver USA Inc. and a guarantee by the Company subordinated to all pre-existing debt and subject to certain financial covenants ..	—	975
Other long-term loans payable	—	25

	50,315	53,724
Current portion of long-term debt	4,339	4,852

	$45,976	$48,872

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(b)	The Company must comply with certain financial covenants associated with a Cdn$2.5 million term loan reflected in the preceding table. As of March 26, 2011, the Company was in compliance with these financial covenants.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2012	$3,715
2013	4,045
2014	2,162
2015	2,143
2016	2,131
Thereafter	17,419

31,615
Less imputed interest	12,776

$18,839

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows and reflect the extension of the term loan from GB merchants subsequent to year end (in thousands):

Year ending March:
2012	$4,339
2013	3,088
2014	3,870
2015	3,246
2016	15,810
Thereafter	19,962

$50,315

(e)	As of March 26, 2011 and March 27, 2010, the Company had $1.9 million and $1.5 million, respectively, of outstanding letters of credit which were provided to certain lenders.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. As of March 26, 2011, there were 28,310 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.61. During fiscal 2011, stock options to purchase 55,000 shares of the Company’s Class A voting shares were issued with a three year vesting period, an average exercise price of $1.25 and expiration date 10 years after grant. The weighted-average grant-date fair value of the options granted during fiscal 2011 was $1.12. The fair values of the newly issued options were calculated as of the date of their grant, using the Black-Scholes pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 99.3%; Risk-free interest rate – 2.56%; and expected term in years – 10 years. The intrinsic value of these options as of March 26, 2011 was $6 thousand dollars. The unrecognized compensation related to the non-vested portion of stock options granted as of March 26, 2011 was $43,000. Total compensation cost for options recognized in earnings was $19,000 during fiscal 2011. No stock-based awards were issued or outstanding under this plan in fiscal 2010 and fiscal 2009.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The offer to amend expired on April 16, 2010. Effective April 16, 2010, pursuant to the offer to amend, the Company received tendered eligible stock options covering 47,353 shares of its Class A voting shares all of which were fully vested and provided amended fully vested options to purchase up to 9,470 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 37,883 shares. The amended options have an exercise price of $1.05 per share. As of March 26, 2011, March 27, 2010 and March 28, 2009, there were 10,142, 49,817 and 72,281 Class A voting shares underlying options granted under the Birks ESOP, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The fair value of the cancelled and newly issued options were estimated as of April 16, 2010, using the Black-Scholes pricing model with the following weighted-average assumptions used for the cancelled and newly issued options as of April 16, 2010:

	Cancelled Options	Newly Issued Options
Dividend yield	0%	0%
Expected volatility	116.6%	95.0%
Risk-free interest rate	0.96%	3.79%
Expected term in years	1.9	10.0

No compensation expense was required to be recorded related to the amended option transaction and no compensation income or expense was required to be recorded for the outstanding option under this plan for the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

(ii)	The Company had previously issued options to the Company’s Chief Executive Officer under a separate employment agreement. On March 16, 2010, the Company entered into an amendment to the employment agreement with the Company’s Chief Executive Officer to cancel the outstanding options to purchase 509,121 Class A voting shares at exercise prices ranging from CAN $6.00 to CAN $7.00 granted under his previous employment agreement including the right to purchase shares under an anti-dilutive feature and grant new stock options to purchase 242,944 Class A voting shares of the Company. These new options are exercisable for a purchase price of $1.00 per share. The options issued to the Company’s Chief Executive Officer are exercisable and expire either two years after termination or ten years after retirement. Compensation expense of $24,000 was recorded associated with the cancellation and issuance of the new options for the year ended March 27, 2010. The fair values of the cancelled and newly issued options were estimated as of March 16, 2010, using the Black-Scholes pricing model with the following weighted-average assumptions used for both the cancelled and newly issued options:

March 16, 2010
Dividend yield	0%
Expected volatility	94.4%
Risk-free interest rate	3.66%
Expected term in years	10

No compensation income or expense was required to be recorded for the outstanding option of the Chief Executive Officer for the years ended March 26, 2011 and March 28, 2009, respectively.

(iii)	As of March 26, 2011, the Company had outstanding 15,000 options granted to current and former members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014. No compensation expense (income) was recorded during the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The following is a summary of the activity of Birks’ stock option plans and arrangements. The weighted average exercise price for Canadian priced options in the summary below have been converted to U.S. dollars using the exchange rate for Canadian and U.S. dollars as of March 26, 2011:

	Options	Weighted average exercise price
Outstanding March 29, 2008	791,767	$6.54
Forfeited	(64,186)	6.43

Outstanding March 28, 2009	727,581	6.54
Granted	242,944	1.00
Cancelled	(509,121)	6.45
Forfeited	(153,643)	6.42

Outstanding March 27, 2010	307,761	2.37
Granted	64,470	1.22
Cancelled	(47,353)	7.35
Forfeited	(1,664)	5.50
Exercised	(128)	1.05

Outstanding March 26, 2011	323,086	$1.39

A summary of the status of Birks’ stock options at March 26, 2011 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.00	242,944	2.0	$1.00	242,944	$1.00
$1.05	8,842	9.1	1.05	8,842	1.05
$1.25	55,000	9.5	1.25	—	—
$7.73	16,300	2.9	7.91	16,300	7.91

$1.00 – 7.52	323,086	3.5	$1.39	268,086	$1.42

Included in the above calculation were 242,944 options to purchase Class A voting shares held by the Company’s Chief Executive Officer which expire either two years after termination for any reason or ten years after retirement. For purposes of the table above, the remaining contractual life was estimated to be two years.

(iv)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. In March 2010, the Company offered employees who held these options the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The offer to amend expired on April 16, 2010. Effective April 16, 2010, pursuant to the offer to amend, the Company received tendered eligible stock option covering 38,433 shares of its Class A voting shares, all of which were fully vested and provided fully vested amended options to purchase up to 2,607 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 35,826 shares. The amended options have an exercise price of $1.05 per share. The fair value of the cancelled and newly issued options were estimated as of April 16, 2010, using the Black-Scholes pricing model with the following weighted-average assumptions used for the cancelled and newly issued options as of April 16, 2010:

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

	Cancelled Options	Newly Issued Options
Dividend yield	0%	0%
Expected volatility	128.1%	95.0%
Risk-free interest rate	0.57%	3.79%
Expected term in years	1.2	10.0

Compensation expense of $5,000 was recorded during the year ended March 26, 2011 related to the stock option amendments. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 27, 2010 and March 28, 2009, respectively.

The Company also has outstanding, SARs previously issued under the Mayors plan to members of senior management. During the year ended March 27, 2010, 4,347 SARs were cancelled. On March 16, 2010, the Company amended the remaining outstanding SARS by reducing the number of Class A voting shares that are subject to the amended SARS from 108,687 to 21,737 with the exercise price decreasing from $6.21 to $1.00. The amended SARS were given a new 10 year term and are fully exercisable. As of March 26, 2011, the weighted-average remaining contractual life of these awards was 9.0 years and the aggregate intrinsic value was $8,000. The Company recorded $1,000 related to the amendment of the outstanding SARs for fiscal 2010. The Company recorded $3,000 of compensation expense related to the SARs awards prior to their amendment for fiscal 2009.

The Company issued new shares to satisfy share-based awards and exercise of stock options. During fiscal 2011, 2010 and 2009, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements and as of March 26, 2011, all of the Company’s stock options were out-of-the-money.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 29, 2008	290,420	$12.84
Forfeited/cancelled	(4,828)	44.70

Outstanding March 28, 2009	285,592	12.30
Forfeited/cancelled	(16,327)	24.69

Outstanding March 27, 2010	269,265	11.55
Forfeited/cancelled	(47,632)	30.51
Granted	2,607	1.05

Outstanding March 26, 2011	224,240	$7.40

A summary of the status of the option plans at March 26, 2011 is presented below:

		Options outstanding and exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$ 1.05 – 1.05	2,607	9.1	$1.05
$ 2.65 – 3.98	203,461	1.9	3.17
$ 6.00 – 9.00	7,821	3.2	8.16
$ 9.01 – 13.52	1,302	0.9	12.08
$13.53 – 20.30	1,128	0.6	17.02
$30.48 – 45.72	2,560	0.2	43.36
$68.61 – 155.27	5,361	1.2	149.46

$ 1.05 – 155.27	224,240	2.0	$7.40

Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire at the earlier of ten years from the grant date or two years after termination of employment, unless terminated for cause, in which case the options expire on his last day of employment with the Company. For purposes of the information within the table above, the remaining contractual life was estimated to be two years.

(b)	As of March 26, 2011, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized.

(c)	In connection with its term loan agreement executed in 2003 with Investissement Québec, the lender was entitled to 99,428 options to purchase Class A voting shares at $4.62 (Cdn$4.52) per share. These options expired during fiscal 2011. During fiscal 2011, the Company recorded $17,000 reduction in selling and general administrative expense related to these options. The Company recorded $15,000 of additional interest expense related to these options during fiscal 2010 and $126,000 reduction in interest expense associated with these options during fiscal 2009. Interest expense associated with these options in fiscal 2010 and fiscal 2009 are recorded in interest and other financial costs in the Company’s Consolidated Statement of Operations.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 26, 2011, 99,995 Class A voting shares were issued under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the plan in fiscal 2011 and 2010 and 63,398 shares were issued under this plan during fiscal 2009.

(e)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during the remainder of fiscal 2009 and all of fiscal 2010 and 2011. The employer match amounted to $46,000 for the year ended March 28, 2009.

(f)	Executive Management Long-term Cash Incentive Plan:

During the year ended March 31, 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan (“LTCIP”), a cash-based performance plan for members of senior management. The intention of this LTCIP is to reward members of senior management based on the performance of the Company over two performance measurement periods which are comprised of three-year cycles, the first of which began with fiscal 2007 through March 28, 2009 and the second cycle being the period from the beginning of fiscal 2008 through March 27, 2010. The average sales growth rate and average Return on Equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan.

For a member of senior management to be entitled to a payout under the LTCIP, they must be employed through the completion of the cycle and at the date of payment. In addition, the salary that will be used for each executive in determining their payout will be the salary in force on the first day of the eligibility period for the first cycle and the first day of the third year in the measurement period for the second cycle.

The Company did not meet the required targeted performance levels for the period which began March 31, 2007 through March 28, 2009 or the period from the beginning of fiscal 2008 through March 27, 2010, and as a result, there will be no payout made under the first cycle or the second cycle. During fiscal 2009, $0.8 million of expenses recorded in previous years were reversed due to the Company’s three-year performance not meeting the targeted performance requirements of the plan.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

9.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 26, 2011, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2007 through 2011 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company reviewed its pre-tax earnings or losses during the current fiscal year and two prior fiscal years in both its Canadian and U.S. operations as well as forecasted usage in future years. This analysis showed the Company incurred a cumulative pre-tax loss associated with both its Canadian and U.S. operations during the current and prior two fiscal years. Accordingly the Company could not reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result, the Company maintains a non-cash valuation allowance of $57.8 million against the full value of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 26, 2011 and March 27, 2010 are as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$41,576	$39,870
Difference between book and tax basis of property and equipment	5,165	6,113
Interest expense limitations carry forward	3,820	2,288
Inventory allowances	1,231	941
Other reserves not currently deductible	1,069	1,080
Capital lease obligation	3,915	3,789
Expenses not currently deductible	725	1,194
Other	294	189

Net deferred tax asset before valuation allowance	57,795	55,464
Valuation allowance	(57,795)	(55,464)

Net deferred tax asset	$—	$—

The following table reconciles the unrecognized tax benefits at March 26, 2011 and March 27, 2010:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Unrecognized tax benefits at the beginning of the year	$—	$—
Gross increase – tax position in current period	444	664
Applied against certain element of deferred tax assets	(444)	(664)

Unrecognized tax benefits at the end of the year	$—	$—

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

All unrecognized tax benefits would affect the effective tax rate if recognized.

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Income tax expense (benefit):
Current	$444	$461	$495
Deferred	(4,789)	(7,266)	(6,686)
Valuation allowance	4,369	6,803	39,045

Income tax expense (benefit)	$24	$(2)	$32,854

The Company’s current federal tax payable at March 26, 2011, March 27, 2010, and March 28, 2009, was $25,000, 25,000 and zero, respectively.

The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
Canadian statutory rate	29.3%	30.9%	31.5%
Rate differential for U.S. operations	13.9%	6.7%	3.2%
Adjustment to valuation allowance	(62.4)%	(37.2)%	(141.5)%
Utilization of unrecognized losses and other tax attributes	17.8%	—	—
Permanent differences and other	1.1%	(0.4)%	(10.0)%

Total	(0.3)%	0.0%	(116.8)%

(b)	At March 26, 2011, the Company had federal non-capital losses of Cdn$22.3 million and investment tax credits (“ITC’s”) in Canada of Cdn$239,000 which will expire between 2022 and 2030.

(c)	As of March 26, 2011, Mayors had federal and state net operating loss carry forwards in the U.S. of approximately $98 million and $88 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $36.4 million of the pre-acquisition net operating loss carry forwards is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forwards expire beginning in fiscal 2017 through fiscal 2031 and the state net operating loss carry forwards expire beginning in fiscal 2017 through fiscal 2031. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

10.	Capital stock:

The Company has two classes of common stock outstanding: Class A and Class B. Class A common shares receive one vote per share. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share.

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 29, 2008	3,562,165	$22,200	7,717,970	$38,613	11,280,135	$60,813
Issuance of Class A shares under ESPP and exercise of stock options	110,242	82	—	—	110,242	82

Balance as of March 27, 2010 and March 28, 2009	3,672,407	22,282	7,717,970	38,613	11,390,377	60,895
Exercise of stock options	128	—	—	—	128	—

Balance as of March 26, 2011	3,672,535	$22,282	7,717,970	$38,613	11,390,505	$60,895

11.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases with the exception of one Birks & Mayors location. The rental costs are based on minimum annual rentals and for some of the stores, a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustments for increases in real estate taxes and common area maintenance costs. The Company also has operating leases for certain equipment.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2012	$17,235
2013	13,947
2014	11,484
2015	9,122
2016	7,098
Thereafter	11,965

$70,851

Rent expense for the Company was approximately $27.1 million, including $0.3 million of contingent rent for the year ended March 26, 2011, $25.4 million, including $30,000 of contingent rent for the year ended March 27, 2010 and $25.2 million, including $0.2 million of contingent rent for the year ended March 28, 2009.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

12.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 26, 2011 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 26, 2011 and March 27, 2010, the amount guaranteed under such arrangements was approximately $5.0 million. At March 26, 2011 and March 27, 2010, the Company has recorded in accrued liabilities a reserve of $430,000 and $326,000 associated with this guaranteed amount.

(c)	The Company has entered into an agreement with Prime Investments S.A. under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 14(e)).

(d)	The Company entered into a five-year distribution agreement with Damiani International B.V. (“Damiani”) during fiscal 2010 in which the Company purchased an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. The agreement provides that the Company will pay for the products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of $5.6 million during the term of the agreement. Under this agreement, the Company is also required to replenish certain jewelry products sold during each previous quarter with payment on these purchases required within 90 days of receipt during the life of the agreement. The Company also has the right to return up to $5 million of any unsold Damiani products at the end of the term of the agreement. The total amount payable under this agreement is included in accounts payable.

13.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 33 stores across Canada under the Birks brand, and 29 stores in the Southeastern U.S. under the Mayors brand, 1 store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts, gold exchange which purchases gold and silver from clients and refines the metals purchased and manufacturing which produce unique products for the retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Certain information relating to the Company’s segments for the years ended March 26, 2011, March 27, 2010, and March 28, 2009, respectively, is set forth below:

	Retail			Other			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(In thousands)
Sales to external customers	$257,150	$241,819	$258,026	$13,798	$13,238	$12,870	$270,948	$255,057	$270,896
Inter-segment sales	$—	$—	$—	$21,875	$19,870	$26,444	$21,875	$19,870	$26,444
Unadjusted gross profit	$113,131	$102,752	$116,389	$8,626	$7,565	$6,020	$121,757	$110,317	$122,409

The following sets forth reconciliations of the segments gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ending March 26, 2011, March 27, 2010 and March 28, 2009:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Unadjusted gross profit	$121,757	$110,317	$122,409
Inventory provisions	(3,034)	(4,305)	(3,801)
Other unallocated costs	(2,630)	(1,573)	(4,118)
Recognition of intercompany profit	2	12	1,109

Adjusted gross profit	$116,095	$104,451	$115,599

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Geographic Areas
Net Sales:
Canada	$144,903	$135,402	$131,948
United States	126,045	119,655	138,948

	$270,948	$255,057	$270,896

Long-lived assets:
Canada	$20,232	$22,204	$21,701
United States	7,366	8,520	12,345

	$27,598	$30,724	$34,046

Classes of Similar Products
Net sales:
Jewelry and other	$159,306	$151,438	$158,109
Timepieces	111,642	103,619	112,787

	$270,948	$255,057	$270,896

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

14.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$2,539	$2,086	$3,044
Management fees to a related party	—	—	873
Consultant fees to a related party	161	104	—
Expense reimbursement to a related party	238	—	—
Interest expense on cash advance received from controlling shareholder	797	722	39
Balances:
Accounts payable to supplier related to shareholder	539	345	319
Accounts payable to related parties	32	52	—
Interest payable on cash advance received from controlling shareholder	57	59	39

(b)	On February 10, 2006, our Board of Directors approved the Company’s entering into a Management Consulting Services Agreement with Montrovest B.V. (formerly Iniziativa S.A.). Under the Agreement, Montrovest was to provide advisory, management and corporate services to the Company. The initial one-year term of the Agreement began on April 1, 2006 and was extended until December 2008. On June 8, 2011, the agreement was amended and restated. Under the amended and restated agreement, the Company pays Montrovest an annual retainer fee of €140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement will remain in effect until June 8, 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 days notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board. One of the directors, Dr. Lorenzo Rossi di Montelera, was affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Berclaz, one of the Company’s directors, is the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Coda-Nunziante, the Company’s Group Vice President, Strategy and Business Development, is a managing Director of Montrovest. No fees were paid by the Company to Montrovest and its predecessor, Iniziativa, in fiscal 2011 and fiscal 2010. Our Board of Directors approved our entering into the agreement and amendment with Iniziativa in accordance with our Code of Conduct relating to related party transactions.

On December 17, 2008, the Company entered into a management subordination agreement with Montrovest and its senior lenders whereby it was permitted, subject to applicable law and approval by the Company’s corporate governance committee, to pay Montrovest a success fee in the event that it actually receives net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 of Montrovest to facilitate such equity issuance. Such success fee was to be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by the Company will be paid to Montrovest upon receipt of the proceeds by the Company; and (ii) in the event that the net cash proceeds from such equity issuance was an amount greater than $10 million, then in addition to the 7% fee, Montrovest will be entitled to a monthly management fee of $25,000 continuing through December 30, 2012, provided that such fees would not exceed in the aggregate $800,000 per year. In June 2011, subsequent to fiscal 2011 year end, the Company amended and restated the management subordination agreement with Montrovest eliminating the payment of a success fee to Montrovest related to cash proceeds from the issuance of equity. See Note 16 Subsequent Events for additional details.

(c)	In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from Montrovest BV, to finance its working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and was convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, subsequent to fiscal 2011 year end, the Company amended and restated its cash advance agreement with Montrovest reducing the annual rate of interest to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2% and eliminating the fee to be paid to Montrovest, if the advance is converted into convertible debentures or Class A voting shares. See Note 16 Subsequent Events for additional details. In addition, the amended and restated cash advances provide for a one-time payment of an amendment fee of $75,000.

(d)	The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s former directors. As a result of Margherita Oberti’s term as director of the Company ending on September 22, 2009, these two companies were no longer considered a related party. Pheidias Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $36,000 for services rendered from March 29, 2009 to September 22, 2009 and $327,000 for services rendered during the year ended March 28, 2009.

(e)	The Company has entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2011, Birks purchased approximately $2.5 million of diamonds from Prime Investments S.A. and related parties. Prime Investments S.A. beneficially owns 41.8% of the Company’s outstanding Class A voting shares.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(f)	On June 30, 2009, our Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and the agreement was recently renewed in June 2011 for an additional one-year term until July 2012. The agreement may be renewed for additional one year terms. Mr. Niccolò Rossi is a member of the Board of Directors and the son of Dr. Rossi, our Chairman and the Chairman of Gestofi.

(g)	In accordance with the Company’s Code of Conduct related to related party transactions, in April 2010 and April 2011, its Corporate Governance Committee and Board of Directors approved the reimbursement of expenses, such as rent, communication, administrative support and analytical service costs, incurred by Regaluxe in supporting Dr. Lorenzo Rossi di Montelera, our Chairman, for work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal 2011, the Company paid $238,000 to Regaluxe under this agreement.

(h)	In April 2011, our Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement the Company pays Regaluxe S.r.l. a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement will remain in effect until May 31, 2012, and may be renewed by mutual agreement for additional one year terms.

15.	Financial instruments:

(a)	Concentrations:

During the years ended March 26, 2011, March 27, 2010 and March 28, 2009, approximately 24%, 22% and 24%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

(b)	Fair value of financial instruments:

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Level 3 – Unobservable inputs reflecting the reporting entity’s own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair values.

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For the $61.9 million of bank indebtedness and $12.3 million of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the remaining $38.0 million of fixed-rate long-term debt and $3.4 million of other long-term liabilities is estimated to be approximately $44.6 million. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. As a result, the Company has determined that the inputs used to value these long-term debts and liabilities fall within Level 2 of the fair value hierarchy.

16.	Subsequent Event:

In June 2011, subsequent to the Company’s fiscal year end, the Company executed an amendment and extension of its $132 million senior secured revolving credit facility and $12.5 million senior secured term loan which were set to expire in December 2011. The $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on interest coverage and excess availability thresholds). The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The term of the amended senior secured credit facility provide that no financial covenants are required to be met other than maintaining positive excess availability at all times.

Under the terms of the amended and restated facilities, both the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, the Company’s senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the Company’s senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

In conjunction with the Company’s amendment of its senior secured revolving credit facility and senior secured term loan, the Company amended its cash advance agreements with Montrovest in June 2011. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%. The amended agreements also eliminate the payment of a 7% fee if the debt is converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.     Indemnification of Directors and Officers.

Under the Canada Business Corporations Act, R.S.C., 1985, chapter C-44, a corporation may indemnify a present or former director or officer of such corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. The corporation may advance moneys to the director, officer or other individual for the costs, charges and expenses of any such proceeding. The corporation may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The individual shall repay any moneys advanced to him or her if he or she does not fulfill the above conditions. Such indemnification and advances may be made in connection with a derivative action only with court approval. Such individual is entitled to indemnification or advances from the corporation as a matter of right in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which he is subject by reason of being or having been a director or officer of the corporation or another entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfils the conditions set forth above.

The By-laws of the Company (referred to as the Corporation in the By-laws) state as follows:

34. Liability. No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee of the Corporation, or for joining any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto, provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Canada Business Corporations Act, R.S.C., 1985, chapter C-44, any statute that may be substituted therefore and any regulations thereunder, as from time to time amended (the “Act”) or from liability for any breach thereof.

35. Indemnification. Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall advance the necessary moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to previously. The individual shall repay the moneys if the individual does not fulfill the previously named conditions.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

36. Insurance. Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 35 against any liability incurred by the individual in his capacity as a director or officer of the Corporation or in the individual’s capacity as a director or officer, or similar capacity, of another entity (as such term is defined in the Act), if the individual acts or acted in that capacity at the Corporation’s request.

The Company’s Indemnity Agreement with each director and officer states as follows:

1. Indemnification. The Company will indemnify and save harmless each director and officer as follows:

1.1 except in respect to actions by or on behalf of the Company to procure a judgment in its favor, the Company will indemnify the individual against any and all costs, charges, expenses, fines, and penalties, including any amounts paid to settle an action or investigative proceeding or satisfy a judgment or investigative determination, which are reasonably incurred by the individual in respect of any civil, criminal, or administrative action or proceeding to which the individual is made a party by reason of being or having been a director or officer of the Company provided that:

•

(I) The individual acted honestly and in good faith with a view to the best interest of the Company or, as the case may be, to the best interests of the other entity for which (he/she) acted as a director or officer or in a similar capacity at the Company’s request; and

•	(II) in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that her/his conduct was lawful.

1.2 in respect to actions by or on behalf of the Company to procure a judgment in its favor to which the individual is made a party by reason of being or having been a director or officer of the Company, the Company will (to the extent required by law) apply to a court of competent jurisdiction for an order approving the indemnity of the individual and subject to such approval when required by law, the Company will indemnify the individual respecting any and all costs, charges and expenses reasonably incurred by the individual in connection with such action provided the individual acted in accordance with paragraphs 1.1(I) and 1.1(II) hereof.

1.3 the Company will indemnify the individual against all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, or administrative action or proceeding to which the individual is made a party by reason of being or having been a director or officer of the Company provided that:

•

The individual acted in accordance with paragraphs 1.1(I) and 1.1(II) hereof with respect to the behavior which is the subject of the action or proceeding and with respect to the conduct of its defense or her/his participation in the proceeding.

2. Expenses. The Company will advance or pay to the individual from time to time, but no more frequently than monthly, the amount required by the individual, and claimed by the individual in order to pay the cost of participation in any action or investigation or like proceeding, including derivative actions. Such amounts shall include sums sufficient to cover all legal fees and expenses incurred or to be incurred by the individual, on a solicitor to client basis.

When advances are made to cover cost or expenses such shall be reasonable and shall not exceed the foreseeable costs, fees/expenses to cover amounts due during the following month. The individual shall repay the moneys if (he/she) did not act in accordance with paragraphs 1.1(I) and 1.1(II) hereof.

3. Liability Insurance.

3.1 The Company covenants and agrees that, so long as the individual shall continue to serve as a director or officer of the Company and thereafter so long as the individual shall be subject to any possible proceeding by reason of the fact that the individual was a director or officer of the Company, the Company, subject to Section 3.3 of this Agreement, shall promptly obtain and maintain in full force and effect directors’ and officers’ liability insurance, or D&O Insurance, in reasonable amounts from established and reputable insurers.

3.2 In all policies of D&O Insurance, the individual shall be named as an insured in such a manner as to provide the individual the same rights and benefits as are accorded to the most favorably insured of the Company’s directors and officers, if the individual is a director or officer.

3.3 Notwithstanding the foregoing, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided or the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit. If the Company determines to discontinue D&O Insurance coverage, the Company shall give prompt written notice to the individual.

Item 7.     Recent Sales of Unregistered Securities

None

Item 8.     Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s Jewelers, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

3.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

3.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2*	Form of Subscription Rights Certificate.

5.1*	Form of Opinion of Stikeman Elliott LLP

8.1*	Form of Opinion of Holland & Knight LLP as to certain tax matters

10.1†	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.2	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.3	Henry Birks & Sons Inc., Form of Amended Stock Option Agreement under the 1997 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

10.4	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.5	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

10.6	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.7	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.8	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.9	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.10	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.11	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.12	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.13†	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

10.14†	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

10.15†	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March, 17, 2010.

10.16†	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March, 17, 2010.

10.17†	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated June 30, 2010. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

10.18†	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Mayors dated June 30, 2010. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

10.19†	Addendum to Employment Agreement between Birks & Mayors Inc. and Thomas Andruskevich, dated April 21, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.20†	Addendum to Employment Agreement between Mayor’s Jewelers, Inc. and Thomas Andruskevich, dated April 21, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.21†	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

10.22†	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed with the SEC on December 17, 2002.

10.23†	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

10.24†	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed with the SEC on December 17, 2002.

10.25†	Employment Agreement between John Orrico and Mayors, dated September 11, 2003, as amended on July 8, 2008. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.26†	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.27	Amended and Restated Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V., dated as of June 8, 2011 Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.28	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

10.29	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

10.30†	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

10.31†	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.32†	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.33†	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.34†	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.35	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.36	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.37	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.38	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.39	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.40	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

10.41	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

10.42	Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Mayor’s Jewelers, Inc. dated August 9, 2005. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

10.43	Amendment to Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March, 17, 2010.

10.44	Amendment to Stock Appreciation Rights Agreement between Michael Rabinovitch and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March, 17, 2010.

10.45	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

10.46	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

10.47	Amended and Restated Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.48	Amended and Restated Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.49	Distribution Agreement between Birks & Mayors Inc., Mayors Jewelers, Inc. and Damiani International B.V., dated as of September 26, 2009. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.+

10.50†	Employment Agreement between Birks & Mayors Inc. and Deborah Nicodemus, dated February 22, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.51	Second Amended and Restated Revolving Credit and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc. Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch) as Canadian Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers and Co-Book Managers, dated as of June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.52	Amended and Restated Term Loan and Security Agreement, among Birks & Mayors Inc., Certain Financial Institutions, as Lenders, GB Merchant Partners, LLC, as Administrative Agent and Co-Collateral Agent and Wells Fargo Credit, Inc., as Co-Collateral Agent and as Documentation Agent, dated as of June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

10.53	Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

10.54	Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

10.55	Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

10.56	Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

10.57	Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nuziante, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

10.58†	Employment Agreement between Birks & Mayors Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

10.59	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

21.1	Subsidiaries of Birks & Mayors Inc. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

23.1	Consent of KPMG LLP (previously filed).

23.2*	Consent of Stikeman Elliott LLP (included in exhibit 5.1)

23.3*	Consent of Holland & Knight LLP (included in exhibit 8.1)

24.1	Power of Attorney (previously filed)

99.1*	Form of Instructions as to use of Subscription Rights Certificates.

99.2*	Form of Letter to Shareholders who are Record Holders.

99.3*	Form of Letter to Nominee Holders Whose Clients Are Beneficial Holders.

99.4*	Form of Letter to Clients of Nominee Holders.

99.5	Form of Beneficial Owner Election Form. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

99.6	Form of Nominee Holder Certification. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	To be filed by amendment.
†	Management contract or compensatory plan arrangement
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

Item 17.     Undertakings.

The undersigned registrant hereby undertakes:

    (a) (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

    (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tamarac, Florida, on May 24, 2012.

BIRKS & MAYORS INC.

By:	/s/ Michael Rabinovitch
Name: Title:	Michael Rabinovitch Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Jean-Christophe Bédos*	President, Chief Executive Officer and Director	May 24, 2012
Jean-Christophe Bédos	(Principal Executive Officer)

/s/ Michael Rabinovitch	Senior Vice President and Chief Financial Officer	May 24, 2012
Michael Rabinovitch	(Principal Financial Officer and Principal Accounting Officer)

/s/ Lorenzo Rossi di Montelera*	Chairman of the Board of Directors and Director	May 24, 2012
Lorenzo Rossi di Montelera

/s/ Thomas Andruskevich*	Vice-Chairman of the Board of Directors and	May 24, 2012
Thomas Andruskevich	Director

/s/ Gérald Berclaz*	Director	May 24, 2012
Gérald Berclaz

/s/ Emily Berlin*	Director	May 24, 2012
Emily Berlin

/s/ Shirley Dawe*	Director	May 24, 2012
Shirley Dawe

/s/ Elizabeth Eveillard*	Director	May 24, 2012
Elizabeth Eveillard

/s/ Louis L. Roquet*	Director	May 24, 2012
Louis L. Roquet

/s/ Niccolò Rossi di Montelera*	Director	May 24, 2012
Niccolò Rossi di Montelera

/s/ Guthrie J. Stewart*	Director	May 24, 2012
Guthrie J. Stewart

By:	* /s/ Michael Rabinovitch
Michael Rabinovitch
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant, has signed this registration statement on May 24, 2012.

/s/ Michael Rabinovitch
Michael Rabinovitch

EXHIBIT INDEX

Exhibit Number	Description

4.2	Form of Subscription Rights Certificate.*

5.1	Form of Opinion of Stikeman Elliott LLP.*

8.1	Form of Opinion of Holland & Knight LLP as to certain tax matters.*

23.2	Consent of Stikeman Elliott LLP (included in exhibit 5.1)*

23.3	Consent of Holland & Knight LLP (included in exhibit 8.1)*

99.1	Form of Instructions as to use of Subscription Rights Certificates.*

99.2	Form of Letter to Shareholders who are Record Holders.*

99.3	Form of Letter to Nominee Holders Whose Clients Are Beneficial Holders.*

99.4	Form of Letter to Clients of Nominee Holders.*

* Filed herewith.